Exhibit 99.1

[LOGO]

Corporate Overview and Strategy Sundance Energy Australia Limited (ASX: SEA) is an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. The Company’s oil and natural gas properties are located in premier U.S. oil and natural gas basins, and its current operational activities are focused in south Texas targeting the Eagle Ford formation (‘‘Eagle Ford’’) and north central Oklahoma targeting the Mississippian and Woodford formations (‘‘Mississippian/Woodford’’). The Company utilises its U.S.-based management and technical team to appraise, develop, produce and grow its portfolio of assets. The Company’s strategy focuses on generating cash flow from its existing production base, developing assets where it is the operator and has high working interests, exploring for additional resources within its existing basins and pursuing strategic merger and acquisition opportunities, which positions it to control the pace of its development and the allocation of capital resources. Contents Performance Summary 1 Chairman’s Letter 2 Managing Director’s Letter 4 Financial Overview 6 Operations Overview 8 Eagle Ford 10 Greater Anadarko 12 Directors’ Report 15 Remuneration Report 28 Auditor’s Independence Declaration 45 Corporate Governance 46 Financial Information 54 Directors’ Declaration 106 Auditor’s Report 107 Additional Information 109 Corporate Information 111 Forward-Looking Statements 111 Competent Persons Statement 111 Abbreviations & Definitions 1P Reserves — proved reserves which have at least a 90% probability that the quantities actually recovered will equal or exceed the estimate 2P Reserves — proved plus probable reserves which have at least a 50% probability that the quantities actually recovered will equal or exceed the estimate 3P Reserves — proved plus probable plus possible reserves which have at least a 10% probability that the quantities actually recovered will equal or exceed the estimate Enterprise Value or EV — market capitalisation less cash plus debt PV10 — discounted cash flows of the Company’s reserves using a 10% discount factor Bbl — one barrel of oil BOE — a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil BOEPD — barrels of oil equivalent per day Constant Case — the reserve report case using first of month average pricing for the trailing 12 months held constant throughout the life of the reserves as prescribed by the US Securities and Exchange Commission (SEC) MBOE — a thousand barrels of oil equivalent MMBOE — a million barrels of oil equivalent MBbl — a thousand barrels of crude oil Mcf —o ne thousand cubic feet of natural gas MMcf — one million cubic feet of natural gas M — when used with $ equals millions Net Acres — gross acres multiplied by the Company’s working interest Net Wells — gross wells multiplied by the Company’s working interest PDP — proved developed producing reserves PUD — proved undeveloped reserves PV/I — net change in the proved PV10 of the constant case reserve report divided by development capital expenditures during the period under consideration less proceeds from divestitures ROCE — return on capital employed defined as earnings before interest and taxes divided by assets minus current liabilities One barrel of oil is the energy equivalent of six Mcf of natural gas. All oil and gas quantity and revenue amounts presented in this report are net of royalties. All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars or unless otherwise noted by “A$”, which represents Australian dollars.

PERFORMANCE SUMMARY Year Ended 31 December 2014 As % 2013 As % FINANCIAL (In $000’s) Oil, gas and NGL sales $ 159,793 $ 85,345 Adjusted EBITDAX (% of sales) 126,373 79% 52,594 62% Net cash provided by operating activities 128,087 62,646 Capital investment: Development and production assets $ 338,366 $ 217,514 Exploration and evaluation expenditures 72,755 165,142 TOTAL $ 411,121 $ 382,656 Cash $ 69,217 $ 96,871 Borrowing capacity 15,000 33,000 Total Liquidity $ 84,217 $ 129,871 Total assets $ 796,520 $ 625,169 Debt to Adjusted EBITDAX $ 130,000 1.03 $ 30,000 0.57 Shareholders’ equity $ 435,006 $ 347,241 OPERATIONAL Proved reserves (Contant Case): Oil (Mbbls) 17,026 66% 12,956 62% NGL (Mbbls) 4,166 16% 2,683 13% Natural gas (Mmcf) 28,733 18% 30,655 25% TOTAL (Mboe) 25,981 20,748 Daily production: Oil (Bbls) 4,589 69% 2,267 75% NGL (Bbls) 734 11% 263 9% Gas (Mcf) 7,869 20% 2,915 16% TOTAL (Boe) 6,635 3,015 Realised price (net of royalty and transportation): Oil (per Bbl) $ 86.56 $ 95.92 NGL (per Bbl) 32.24 33.46 Gas (per Mcf) 3.42 2.97 TOTAL (per Boe) $ 71.22 $ 79.10

Despite the reduction in crude oil and liquids prices towards the end of the year and continuing into 2015, the opertional performance and focused, value-adding transactions during the past year have positioned the Company very favourably for future growth in net asset value and shareholder returns. Dear Fellow Shareholders, I am pleased to present Sundance Energy Australia Limited’s Annual Report for the 12 months ended 31 December 2014. It has been another year of significant progress for Sundance across our portfolio of liquids rich oil and gas assets in the US. The Company’s strategic focus on growing production, cash flows and reserves from large, repeatable resource plays in North America continues to deliver positive results with growth in production, cash flows, and reserves. During late 2013 and 2014, we completed the divestment of our interest in the Williston Basin in North Dakota for $51 million which realised an internal rate of return of 45 percent; and also opportunistically divested our interest in the Denver-Julesburg Basin in Colorado for $114 million which realised an internal rate of return of 104 percent. These divestitures of smaller, less scalable positions enabled us to focus on developing and growing our assets in the Eagle Ford in Texas and our Mississippian/Woodford assets in Oklahoma. Despite the reduction in crude oil and liquids prices towards the end of the year and continuing into 2015, the operational performance and focused, value-adding transactions during the past year have positioned the Company very favourably for future growth in net asset value and shareholder returns. A year of growing production, cash flow and reserves In line with our strategy we continued to increase the level of company operated assets, and successfully maintained a very strong focus on optimising our operations and reducing costs. This resulted in an impressive improvement in well performance combined with a top tier cost structure. Through our operated development program, we ended 2014 with record production of 9,434 barrels of oil equivalent per day (BOEPD) compared with an exit rate of 5,028 BOEPD in December 2013 and an average annual production of 6,635 BOEPD compared to 3,015 BOEPD in 2013. During 2014 we drilled and completed 42.7 net wells, primarily in the Eagle Ford, bringing our total well count to 81.3 by 31 December 2014. High value oil comprised approximately 69 percent of our total 2014 annual production and production from Sundance-operated projects accounted for 89 percent of total production for the year. Corresponding with the growth in annual production, the Company’s full year revenues increased to $159.8 million and Adjusted EBITDAX increased to $126.4 million. The Company’s development program also generated significant growth in Constant Case reserves during the year. More details are contained elsewhere in this Annual Report, but in summary our 1P Reserves at the end of 2014 were 26.0 MBOE, 2P Reserves 54.1 MBOE, and 3P Reserves 147.7 MBOE. This compares with Reserves of 20.7 MBOE, 34.6 MBOE, and 92.8 MBOE, respectively, at the end of 2013. In the current price environment, we have elected to scale back our drilling program to mainly concentrate on limited drilling obligations to hold Eagle Ford acreage. This will enable us to maintain our low leverage profile, which was approximately 1.03x debt to Adjusted EBITDAX at year end, and focus on growing our drilling inventory in an environment with less competition for leases and small acquisitions. Liquidity was $84 million at year end, with a borrowing base redetermination in 2015 expected to materially increase debt availability if the use of such funds is justified in line with our strategy. The Eagle Ford — driving value and production growth Sundance has grown its Eagle Ford acreage position from ~7,200 acres upon entering the basin to approximately 26,160 net mineral acres in the Eagle Ford at the end of 2014 which includes the acquisition of approximately 18,000 net acreage in 2014. By the end of the first quarter 2015 this had grown to 38,701 net mineral acres. Our growing presence in this prolific oil and gas region has been driving significant value for the Company and our shareholders, and continues to form our priority focus for development and acreage growth in the coming years.

At year end, we had 197 gross 3P Reserves drilling locations across our Eagle Ford acreage where we continue to pursue operational and drilling efficiencies, opportunities to further improve well economics by improving recoveries and reducing costs. In 2014 this included a switch to pad drilling with zipper fracs and new completion techniques that have provided significant upside in production. Despite our current scaling back of drilling activity, we have set 2015 production guidance at 7,850 — 8,500 BOEPD, an increase from the previous year of some 13 — 17 percent, but a target that we believe is achievable while maintaining acceptable levels of liquidity given our demonstrated abilities and growing footprint in the Eagle Ford. Safety and Environment Sundance has a strong culture throughout the organisation of ensuring that high standards of safety are maintained and that our operations are conducted in an environmentally responsible way. During 2014 our comprehensive safety program was enhanced and further improvements will be a strong focus throughout 2015. A strong financial position Sundance is well placed for future growth in the Eagle Ford. The Company has a strong balance sheet to withstand the current low oil price environment, and our sound financial management strategy has seen the Company well supported by both new and existing investors in Australia and internationally. We expect that Sundance will grow organically and also through further leasing or bolt-on acquisitions in our core Eagle Ford focus area within our current, conservative balance sheet parameters. Positive outlook for 2015 Despite the current oil pricing scenario, Sundance’s medium-to-long term growth trajectory looks very positive. We can demonstrate this through: • A track record of capital efficient growth • A track record of value creation • Being a low cost/high margin operator • Having top tier Eagle Ford assets with an extensive drilling inventory • Having a clean balance sheet As a mid-tier oil and gas producer and explorer in the S&P/ASX All Australian 200 index, and with the increasing interest and support from institutional and retail investors. I believe that Sundance will deliver significant long-term value from our assets for our shareholders. Thank you for your support We have had a busy year at Sundance and I would like to recognise the efforts and valued contribution of the Board of Directors, management team and all staff and contractors of the Company in helping us achieve our strategic goals. I am confident that we have the right team and excellent assets in place to execute our clear and focused strategy that we expect to deliver significant value for our shareholders. On behalf of the Board and Company, I would like to thank our shareholders for your strong support of the Company throughout the year. We are committed to delivering long-term value for our shareholders and I look forward to reporting over the rest of the coming year on the continued value creation and growth of Sundance. Yours sincerely, MIKE HANNELL Chairman The Company has a strong balance sheet to withstand the current low oil price environment, and our sound financial management strategy has seen the Company well supported by both new and existing investors in Australia and internationally.

CEO'S REPORT

Dear Fellow Shareholders,

2014 Review*—2014 was a year of stark economic contrasts in our industry. During the first half as in the past several years, historically volatile West Texas Intermediate oil prices seemed range bound between $80 and $110 with geopolitical events driving prices towards the ceiling and demand risks pushing prices towards the floor of the range.*

In the US, E&P companies were spending record amounts of capital, fueled by cheap and plentiful debt, on horizontal drilling and completions to drive production growth while making material strategic acquisitions in order to increase their long-term exposure to oil prices.

The easy credit environment caused asset prices to increase significantly to the point where, in our view, risk adjusted returns on new acquisitions were threatening cyclical lows. In line with our strategy, Sundance had monetized several mature assets realizing ~$50 million in current period gains while freeing up ~$165 million in invested capital.

Sundance's Performance versus the ASX 200

	ANNUAL PERCENTAGE CHANGE		
YEAR	IN 2P PV10 (NET ASSET VALUE) PER DEBT ADJUSTED SHARE	IN SUNDANCE PRICE PER SHARE	IN ASX200
2014	21.6%	-48.0%	1.1%
2013	63.3%	29.9%	15.1%
2012	-15.6%	87.8%	14.6%
2011	59.7%	-44.6%	-14.5%

We primarily reinvested this capital in production growth and cash flow with only about $75 million reinvested in acquiring oil and gas leases and producing properties. This resulted in our production increasing from 5,028 BOEPD to 9,434 BOEPD by December 2014 and full year EBITDAX increasing $73.8 million to $126.4 million in 2014. Had prices stayed steady, we likely would have generated earnings before income taxes of over $85 million and a return on capital in excess of 20%.

Our second capital priority for the year was to conclude the appraisal of the Woodford formation in our Logan County, Oklahoma assets. We viewed this relatively modest, but higher risk, investment as having a 25% chance of success with a 15x upside. Unfortunately, we met with mixed success in our appraisal activities proving that in today's onshore US oil and gas industry that the best absolute returns are generated by drilling in proved regions. There are plenty of solid opportunities to efficiently grow the business without exposure to undue geologic risk.

Like many prior bubbles driven by new technologies, the second half of the year saw the pricing environment come crashing down around us. The market became fundamentally unbalanced, driving prices down almost 50% and rendering material portions of global oil and gas development uneconomic.

Our peers went from talking about their growth prospects to fretting about cash costs and liquidity, a stark contrast from the go-go growth times which existed in the first half of the year. This shift in industry strategy has now come in line with our general business philosophy—in the resource space, low-cost, low debt businesses will survive and thrive across cycles; and, relative to our US onshore peer group, Sundance boasts a top 15% cost structure and balance sheet.

Our position as a cost and balance sheet leader is underpinned by two key philosophies: 1) investment in a leading technical team that is encouraged to take reasonable risks to improve recoveries and/or reduce costs, and 2) a ruthless focus on portfolio returns as demonstrated by our consistent track record of divesting assets that don't fit our strategic objectives or promise lower forward return profiles.

Our high quality Eagle Ford acreage produces strong recoveries at reasonable costs and thus generates good returns, even in a low price environment. Because of these characteristics, the majority of our forward capital is expected to be invested generating strong growth and shareholder returns in the Eagle Ford.

With mixed appraisal results in the Woodford, Sundance's Mississippian/Woodford position generally requires higher prices to meet our hurdle rates. Because of the mixed Woodford results, higher overall unit costs, and depressed pricing at year end, we recognized an impairment charge of ~$60 million on these assets at year 2014. Had prices maintained their strength, we likely would have been in a position to recover our investment from these assets.

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As oil prices started to tumble, we reacted swiftly. In early November 2014, we began terminating short-term service contracts (we had no long-term agreements), pushing service providers to offer lower rates, extending drilling obligations with land owners, and moderating forward capital deployment for drilling, leasing and acquisitions. These actions are consistent with our core strategy of being a low cost operator and maintaining a strong balance sheet as they have increased our flexibility in seeking ways to preserve and ultimately grow shareholder value. Because of our position as a low cost operator with a clean balance sheet, the Company remains in a strong position to not only survive, but also to add both short and long-term shareholder value during the pendency of this downturn in market prices. Forward Strategy As dire as the oil markets may appear today, they do remain very efficient in reacting swiftly to changing prices. Logic would dictate that the highest cost barrel would be the first off the market, but many of these high cost barrels come from long lead time projects that have significant sunk costs so are comparatively slow to react. US shale plays, for the most part, are not the marginal cost barrel but, because of the short lead times, are often the quickest to react. This has resulted in an extraordinarily fast reduction in active drilling rigs in the US slowing the pace of growth which will ultimately and unavoidably lead to supply restrictions from the US. While the rig count reduction is encouraging, some of the wells drilled prior to the reduction are still waiting upon completion and the remaining active rigs continue to drill away meaning new wells will continue to come online with high flush production so we are unlikely to see a flattening and ultimate reduction in US supply until late this year. The good news is that high initial production rates fade fast so, as long as prices stay relatively low, there is likely to be a material decline in U.S. production (say 8-9%) over the course of 2016. While the supply reaction is well under way, demand continues to grow with the economy (net of efficiency improvements) meaning that, like often in history, market fundamentals will ultimately come back into balance and beyond, resulting in a period of under-supply and, therefore, higher than normal prices. While this scenario seems likely as a historical matter, it is also virtually impossible to predict timing with any degree of accuracy. Fortunately, since US shale is not the marginal cost barrel in the long term, it will survive, become more efficient, and outperform in when prices ultimately recover. Our shareholders will benefit from our exposure to some of the highest quality US shale acreage and production in the Eagle Ford along with our leading cost structure and strong balance sheet. While prices are down, we intend to invest capital in development opportunities with reasonable returns and to maintain leases and sustain production levels while protecting our balance sheet and patiently increasing the size and quality of our drilling inventory. To implement this strategy, we will continue to drive down development costs by capitalizing on weak service demand and improving efficiency to create a sustainable cost advantage, leasing expired mineral rights in our core areas relinquished by peers with weaker balance sheets, and striving to acquire additional Eagle Ford assets with current production within our current, conservative balance sheet parameters. By creating a sustainable cost advantage and growing drilling inventory while prices are low, we anticipate generating strong shareholder returns through this cycle. Finally, our Company remains well positioned because of the hard and creative work put forth by our employees, board of directors, partners, contractors, and consultants. With prices low we have a new set of circumstances we can capitalize on to strengthen our business. Thanks to each and every one of you for your continued focus and passion to take the calculated risks needed for generating superior shareholder returns and building a stable, flourishing enterprise. Sincerely, ERIC MCCRADY Managing Director & CEO Our shareholders will benefit from our exposure to some of the highest quality US shale acreage and production in the Eagle Ford along with our leading cost structure and strong balance sheet.

Through our emphasis on operating and G&A cost control initiatives, the Company’s record oil and natural gas sales translated to best-in-class Adjusted EBITDAX Margin (79 percent) among peers our size and a full 10 absolute percentage points higher than the average of our entire peer group. As a result of its significant production increase, the Company’s 2014 oil, NGL and natural gas sales revenue increased by $74.4 million to $159.8 million; an 87 percent increase compared to $85.3 million in 2013. This topline growth resulted in Adjusted EBIDTAX increase of $73.8 million to $126.4 million (79 percent of revenue); a 140 percent increase compared to $52.6 million (62 percent of revenue) in 2013. In other words, for every $1.00 of revenue growth compared to 2013, the Company added $0.99 of 2014 Adjusted EBITDAX growth. This Adjusted EBITDAX (generally a good proxy for our operating cash flow) increase was primarily the result of increased revenue and the following cost controlled operating expenses: • Lease operating expenses increased only slightly (12 percent), despite significant production increases (108 percent). As a result of several changes in its field operations and economies of scale, the Company has realized improvement in its lease operating costs per barrel. • Production taxes also only increased slightly (11 percent), despite significant revenue increase (87 percent). Through a series of strategic dispositions, the Company has shifted its state production mix from primarily high severance tax rate jurisdictions (states of Colorado and North Dakota) to lower severance tax rate jurisdictions (states of Texas and Oklahoma). • General and administrative expenses remained relatively flat compared to prior year. This is primarily due to the fact that the Company began ramping up staffing in 2013 as it expected development growth in late 2013 and 2014.

In addition to the significantly improved operating profitability, the Company exited two non-core basins which resulted in a gain on sales of non-current assets of $50.3 million. The DJ and Bakken dispositions that occurred in 2014 are further proving the Company’s track-record of large opportunistic dispositions that result in a high internal rate of return; allowing the Company to reinvest proceeds in basins with higher risk-adjusted returns. Since 2007, the Company disposed of six prospects or basins with an aggregate transaction value of nearly $400 million. These dispositions had a transaction value weighted return of 83 percent. The 2014 DJ disposition (transaction value of $113 million) yielded the Company’s highest internal rate of return to date of 104 percent. As a result of the increased revenue, cost controlled operating and G&A expenses and gain on sales, offset by the Company’s non-cash impairment of $71.2 million (due to the depressed oil commodity pricing at year-end), the Company reported profits before income tax for the year of $14.5 million. As mentioned above, the Company’s Adjusted EBITDAX for the period ($126.4 million) approximates its operating cash flow of $128.1 million. This operating cash flow, along with i) net proceeds from the disposition of the DJ and Bakken basins ($118.8 million), ii) net proceeds from issuance of equity ($68.7 million) and iii) net debt draws ($100.0 million) were the Company’s primary sources of cash (collectively $415.6 million), funding $437.2 million of cash uses including, i) development expenditures ($362.0 million), ii) exploration expenditures ($39.6 million) and iii) an acquisition of primarily undeveloped acreage in the Eagle Ford ($35.6 million). Despite the Company’s robust 2014 drilling and completion program, it continued to preserve liquidity with $69.2 million of cash and equivalents and $15.0 million of undrawn borrowing capacity at year-end. The Company also maintains a low-leverage model with outstanding principal of $130.0 million at year-end, which represents 1.0x the Company’s 2014 Adjusted EBITDAX. The Company ranks among the lowest of its peers in this leverage metric, a full 272 absolute basis points below the mean of its peers (3.8x).

OPERATIONS OVERVIEW

In 2014, the Company continued to simplify its portfolio by divesting its non-core lower-working interest remaining assets in the DJ Basin and Bakken. The Company's 2014 drilling and completions were primarily focused in the Eagle Ford and Greater Anadarko (Mississippian and Woodford Formations).

PRODUCTION (Boe/d)



10,000
8,000
6,000
4,000
2,000
CAGR since December 2012=173%
DEC 2012
Q1
Q2
Q3
Q4
2013
Q1
Q2
Q3
Q4
2014
EXIT

The Company had record production of 2.4 MMBOE (6,635 BOEPD) in 2014; a 1.3 MMBOE (120 percent) increase compared to 1.2 MMBOE (3,015 BOEPD) in 2013. The Company's 2014 exit rate was 9,434 BOEPD, above the Company's guidance exit rate of 8,000–9,000 BOEPD. Despite the DJ and Bakken dispositions (approximately 1,181 BOEPD at time of dispositions), the Company's production has increased at a 173 percent compounded annual growth rate (CAGR) during the two year 2013–2014 period.

As a result of its robust 2014 drilling and completions program ($324.0 million), the Company brought on a total of 35 gross (26.1 net) in the Eagle Ford and 40 gross (16.6 net) Greater Anadarko. In addition, the Company had 19 gross (10.6 net) and 5 gross (3.1 net) Eagle Ford and Greater Anadarko wells in progress, respectively, at year-end. The Company also invested approximately $75.0 million in direct mineral leases and acreage acquisitions in the Eagle Ford, which increased its net acreage position by 12,640 net acres to 20,742 in the Eagle Ford and 5,418 in neighboring Maverick County.

As at and for the Year Ended 31 December 2014	EAGLE FORD	GREATER ANADARKO	DISPOSED BASINS	TOTAL
Production (boe)	1,696,549	532,916	192,239	2,421,704
Production (BOEPD)	4,648	1,460	527	6,635
Liquids % of sales	91%	78%	78%	87%
Exit Rate (BOEPD)	8,177	1,257	–	9,434
D&P Capital Invested	$ 244,134	$ 79,851	$ 14,381	$ 338,366
E&E Capital Invested	$ 59,903	$ 12,561	$ 291	$ 72,755
Gross producing wells	77	65	–	142
Net Producing wells	53.8	27.5	–	81.3
Gross Wells in Progress	19	5	–	24
Net Wells in Progress	10.6	3.1	–	13.7
Net Acres	26,160	40,937	640	67,737

NET DRILLING LOCATIONS
(excluding contingent resources)



450
400
350
300
250
200
150
100
50
7.0
6.0
5.0
4.0
3.0
2.0
1.0
JAN-13
JAN-14
JAN-15
PROVED
PROBABLE AND POSSIBLE
DRILLING INVENTORY (YEARS)

These acquisitions increased the Company's net drilling locations and extended its drilling inventory to almost 6 years assuming a two-rig program (at 18 wells per rig per year) in both the Eagle Ford and Greater Anadarko (72 total wells per year).

Because of its successful drilling program and acreage acquisitions, the Company increased Constant Case 1P Reserves by 5.3 MMBOE (25 percent) to 26.0 MMBOE (PV10 of $531.7 million), compared to 20.7 mmboe at the beginning of the year (PV10 of $337.0 million). This 25 percent Constant Case reserve increase is net of the disposed DJ and Bakken 6.1 MMBOE reserves (PV10 of $78.2 million). Excluding the disposed reserves, 1P Reserves increased 11.3 MMBOE (77 percent). This increase in 1P Reserves, represents 5.5x the Company's production for its remaining assets (reserve replacement rate). The 2014 reserve replacement rate is among the highest of our peers.

As at and for the Year Ended 31 December 2014	EAGLE FORD	GREATER ANADARKO	TOTAL
1P Reserves (mboe)	18,131.9	7,849.4	25,981.3
3P Reserves (mboe)	100,404.1	47,318.7	147,722.8
1P Reserves (PV10 ($000s))	$ 449,287.5	$ 82,447.5	$ 531,735.0
3P Reserves (PV10 ($000s))	$1,202,313.1	$ 282,913.8	$ 1,485,226.9
Net 1P Reserves Drilling Locations	42.6	41.8	84.4
Net 3P Reserves Drilling Locations	153.7	259.3	413.0

Reserve information from NSAI SEC Constant Case Reserve Report

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EAGLE FORD

The Eagle Ford continues to have one of the highest internal rates of return of any of the US unconventional resource plays.

Because of its relatively low operating costs, the Eagle Ford to remains profitable during current oil commodity pricing conditions. Sundance has quickly transformed the Eagle Ford position acquired in its merger with Texon Petroleum Ltd to its most valuable asset in its portfolio through development and growing its drilling inventory.

EAGLE FORD
As at and for the Year Ended 31 December 2014

Production (boe)	1,696,549
Production (BOEPD)	4,648
Liquids % of sales	91%
Exit Rate (BOEPD)	8,177
D&P Capital Invested	$ 244,134
E&E Capital Invested and Acquisitions	$ 59,903
Gross producing wells	77
Net Producing wells	53.8
Gross Wells in Progress	19
Net Wells in Progress	10.6
Net Acres	26,160

NET EAGLE FORD DRILLING LOCATIONS
(excluding contingent resources)



200
150
100
50
5.0
4.0
3.0
2.0
1.0
JAN-13
JAN-14
JAN-15
PROVED
PROBABLE AND POSSIBLE
DRILLING INVENTORY (YEARS)

In 2014, the Company brought 35 gross (26.1 net) Eagle Ford wells into production by D&P investments of $244 million. Through $26 million of direct mineral leases and $36 million of acquisitions in 2014, the Company increased its Eagle Ford acreage position to 20,742 net acres, which represents 153.7 net undrilled 3P Reserves locations.

Since its entrance into the Eagle Ford in March 2013, the Company has:

- increased its production over 10x to a 2014 exit rate of 8,177 BOEPD (a 290 percent CAGR);
- increased 1P Constant Case Reserves by 10x to 18,132 MBOE (PV10 of $449.3 million (an 18x increase));
- increased its acreage to approximately 33,000 net acres, primarily in the volatile oil and condensate window of the Eagle Ford (includes 14,180 net acres acquired in January 2015 and excludes 5,418 net acres targeting the Georgetown Formation in neighboring Maverick County);
- increased its producing well count to 77 gross (53.8 net), with an additional 19 gross (10.6 net) wells in progress at year-end;
- increased its undrilled 3P Reserves drilling locations to 153.7 net; which represents a 4.3 year drilling inventory (assuming two rig program drilling 36 net wells per year and 40-80 acre spacing)

EAGLE FORD CONSTANT CASE RESERVES
As at and for the Year Ended 31 December 2014

1P Reserves (mboe)	18,131.9
3P Reserves (mboe)	100,404.1
1P Reserves (PV10 ($000s))	$ 449,287.5
3P Reserves (PV10 ($000s))	$ 1,202,313.1
Net 1P Reserves Drilling Locations	42.6
Net 3P Reserves Drilling Locations	153.7



TEXAS
SEA Field Office
SEA Acreage
Oil Window
Volatile Oil &
Condensate Window
Dry Gas Window

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The Company and offset operators continue to have success in the Greater Anadarko Basin. During 2014, the Company increased its production to 1,460 BOEPD; a 957 BOEPD (190 percent) increase compared to 503 BOEPD of production in 2013. In 2014, the Company brought 40 gross (16.6 net) Greater Anadarko wells into production by D&P investments of $79.9 million. The Company maintained a strong acreage position of 40,937 net acres, with 259.3 net 3P Reserves drilling locations (over six years of drilling inventory assuming a two-rig program drilling 18 wells/year). GREATER ANADARKO As at and for the Year Ended 31 December 2014 Production (boe) 532,916 Production (BOEPD) 1,460 Liquids % of sales 78% Exit Rate (BOEPD) 1,257 D&P Capital Invested $ 79,851 E&E Capital Invested $ 12,561 Gross producing wells 65 Net Producing wells 27.5 Gross Wells in Progress 5 Net Wells in Progress 3.1 Net Acres 40,937 As at 31 December 2014, the Company’s Greater Anadarko 1P Reserves increased to 7,849 MBOE (PV10 of $82.4 million); a 3,445 MBOE (78 percent) increase compared to 4,404 MBOE (PV10 of $66.7 million) at 31 December 2013. GREATER ANADARKO CONSTANT CARE RESERVES As at and for the Year Ended 31 December 2014 1P Reserves (mboe) 7,849.4 3P Reserves (mboe) 47,318.7 1P Reserves (PV10 ($000s)) $ 82,447.5 3P Reserves (PV10 ($000s)) $ 282,913.8 Net 1P Reserves Drilling Locations 41.8 Net 3P Reserves Drilling Locations 259.3

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DIRECTORS’ REPORT Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2014. Directors The names of Directors in office at any time during or since the end of the year are: • Michael D Hannell • Damien A Hannes • Neville W Martin • Eric P McCrady • H. Weldon Holcombe These Directors have been in office since the start of the financial period to the date of this report. Company Secretary At the end of the financial period, Mr Damien Connor held the position of Company Secretary and has served as Company Secretary since August 2013. Mr. Connor has been a member of the Institute of Chartered Accountants of Australia since 2002 and is a member of the Governance Institute of Australia and a graduate of the Australian Institute of Company Directors. He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited and Archer Exploration Limited. Principal Activities The principal activities of the Group during the financial year were: • the exploration for and development and production of oil and natural gas in the United States of America; and, • the continued expansion of its portfolio of oil and gas leases in the United States of America. No significant changes in the nature of the activities of the Group occurred during the year. Highlights and Significant Changes in State of Affairs Following is a summary of highlights and significant changes in the state of affairs of the Group during the year ended 31 December 2014: • Acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million. • Completed the acquisition of approximately 5,700 net Eagle Ford acres for approximately $36 million. • Divested the Company’s remaining Denver-Julesburg and Bakken assets for approximately $108.8 million and $14.0 million in net proceeds, respectively. • Completed a successful capital raise of approximately A$80 million during the year with proceeds being used primarily to accelerate pace of the Company’s drilling program in the Eagle Ford. • Achieved record production in December 2014 of 9,434 Boe/d, which included 869 Boe/d of flared gas from wells waiting to hook-up to pipelines. The December 2014 exit rate increased 88% over prior year’s exit rate of 5,028 Boe/d. • Net revenue increased to $159.8 million, or 87% over the prior year. • EBITDAX increased to $126.4 million, or 140% over the prior year, and EBITDAX margin increased to 79%, a 17 percentage point increase over the prior year. • Due to our successful drilling program, brought 75 gross (42.7 net) wells into production and saw a significant increase across 1P, 2P and 3P Reserves from prior year bringing total Constant Case 3P Reserves to 147,723 MBoe and PV10 of 3P Reserves to $1.5 billion. • Ended the year with $69.2 million of cash, total debt outstanding of $130 million and $15 million of unused borrowing capacity under the Company’s credit facilities. There were no other material changes in the state of affairs of the Company. - 15 -

Review of Operations Revenues and Production. The following table provides the components of our revenues for the year ended 31 December 2014 and 2013, as well as each year’s respective sales volumes: Year ended 31 December Change in Change as 2014 2013 $ % Revenue (US$’000) Oil sales 144,994 79,365 65,629 82.7 Natural gas sales 6,161 2,774 3,387 122.1 Natural gas liquids (NGL) sales 8,638 3,206 5,432 169.5 Product revenue 159,793 85,345 74,448 87.2 Year ended 31 December Change in Change as 2014 2013 Volume % Net sales volumes: Oil (Bbls) 1,675,078 827,432 847,646 102.4 Natural gas (Mcf) 1,803,000 934,200 868,800 93.0 NGL (Bbls) 267,952 95,821 172,131 179.6 Oil equivalent (Boe) 2,243,529 1,078,953 1,164,576 107.9 Average daily production (Boe/d) 6,147 2,956 3,191 107.9 Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume increased by 1,164,576 Boe (107.9%) to 2,243,529 Boe (6,147 Boe/d) for the year ended 31 December 2014 compared to 1,078,953 Boe (2,956 Boe/d) for the prior year due to successfully bringing online 88 gross (50.1 net) producing wells primarily in the Eagle Ford and Mississippian/Woodford Formations. The Eagle Ford contributed 4,187 Boe/d (68.1%) of total sales volume during the year ended 31 December 2014 compared to 1,371 Boe/d (46.4%) during the prior year. Mississippian/Woodford contributed 1,433 Boe/d (23.2%) of total sales volume during the year ended 31 December 2014 compared to 503 Boe/d (17.0%) during the prior year. Our sales volume is oil-weighted, with oil representing 75% and 77% of total sales volume for the year ended 31 December 2014 and 2013, respectively. Oil sales. Oil sales increased by $65.6 million (82.7%) to $145.0 million for the year ended 31 December 2014 from $79.4 million for the prior year. The increase in oil revenues was the result of increased oil production volumes ($81.3 million) offset by a decrease in product pricing ($15.7 million). Oil production volumes increased 102.4% to 1,675,078 Bbls for the year ended 31 December 2014 compared to 827,432 Bbls for the prior year. The average price we realised on (NGL) the sale of our oil decreased by 9.8% to $86.56 per Bbl for the year ended 31 December 2014 from $95.92 per Bbl for the prior year. Natural gas sales. Natural gas sales increased by $3.4 million (122.1%) to $6.2 million for the year ended 31 December 2014 from $2.8 million for the prior year. The increase in natural gas revenues was primarily the result of increased production volumes ($2.6 million) and improved product pricing ($0.8 million). Natural gas production volumes increased 868,800 Mcf (93.0%) to 1,803,000 Mcf for the year ended 31 December 2014 compared to 934,200 Mcf for the prior year. The average price we realised on the sale of our natural gas increased by 15.1% to $3.42 per Mcf for the year ended 31 December 2014 from $2.97 per Mcf for the prior year. - 16 -

Natural gas liquids sales (NGL). NGL sales increased by $5.4 million (169.5%) to $8.6 million for the year ended 31 December 2014 from $3.2 million for the same period in prior year. The increase in NGL revenues was primarily the result of increased production volumes in the Eagle Ford and Anardarko Basins. NGL production volumes increased 172,131 Bbls (179.6%) to 267,952 Bbls for the year ended 31 December 2014 compared to 95,821 Bbls for the prior year. The average price we realised on the sale of our natural gas liquids decreased by 3.6% to $32.24 per Bbl for the year ended 31 December 2014 from $33.45 per Bbl for the prior year.

	Year ended 31 December			
Selected per Boe metrics (US$)	**2014**	**2013**	**Change in $**	**Change as %**
Total oil, natural gas and NGL revenue	71.22	79.10	(7.88)	(10.0)
Lease operating expense	(6.03)	(11.23)	(5.21)	(46.4)
Production tax expense	(3.10)	(5.80)	(2.70)	(46.5)
Depreciation and amortisation expense	(38.15)	(33.57)	4.58	13.6
General and administrative expense	(6.92)	(14.18)	(7.26)	(51.2)
Total Profit Margin	17.02	14.32	2.70	18.9

Lease operating expenses. Our lease operating expenses (LOE) increased by $1.4 million (11.6%) to $13.5 million for the year ended 31 December 2014 from $12.1 million for the same period in prior year but decreased $5.21 per Boe to $6.03 per Boe from $11.23 per Boe. The decrease in LOE per Boe is primarily due to the implementation of several cost saving initiatives in our field operations such as replacing contract lease operators with Company employees and reducing total field head count per well.

Production taxes. Our production taxes increased by $0.7 million (11.2%) to $7.0 million for the year ended 31 December 2014 from $6.3 million for the prior year but as a percent of revenue decreased 290 basis points to 4.4% from 7.3%. The decrease in production taxes as a percent of revenue is the result of exiting North Dakota and Colorado, both higher production tax rate jurisdictions, and increasing our investment in Texas and Oklahoma, which are lower production tax rate jurisdictions, as well as an adjustment for lower than anticipated ad valorem taxes.

Depreciation and amortisation expense, including depletion. Our depreciation and amortisation expense increased by $49.4 million (136.3%) to $85.6 million for the year ended 31 December 2014 from $36.2 million for the prior year and increased $4.58 per Boe to $38.15 per Boe from $33.57 per Boe. The increase reflects our increase in production (107.9%), an increase in our asset base subject to amortisation as a result of our acquisition and development activity, and increased completion costs caused by high-demand for completion services and a shortage of trucks able to transport frac sand and resultant higher trucking rates.

General and administrative expenses. General and administrative expenses per Boe decreased by 51.2% to $6.92 for the year ended 31 December 2014 as compared to $14.18 per Boe for the prior year. The decrease in general and administrative expenses per Boe is driven by increased production levels diluting fixed general and administrative costs.

Impairment expense. The Company recorded impairment expense of $71.2 million for the year ended 31 December 2014 on the Company's development and production assets that are located in Greater Anadarko and the Eagle Ford as the recoverable amount was less than the carrying value primarily as a result of lower commodity pricing. No impairment was necessary on the Company's exploration and evaluation assets. See Note 17 of the Notes to the Consolidated Financial Statements for further discussion.

Exploration expense. The Company incurred exploration expense of $10.9 million for the year ended 31 December 2014 on three unsuccessful exploratory wells in the Anadarko Basin. The Company did not drill any unsuccessful exploratory wells in the prior year.

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Finance costs. Finance costs, net of amounts capitalised to exploration and development, increased by $0.9 million to $0.7 million for the year ended 31 December 2014 as compared to net interest income of $0.2 million in the prior year. The increase primarily relates to an increase in amortisation of deferred financing fees and additional interest incurred on undrawn funds.

Gain (loss) on derivative financial instruments. The net gain (loss) on derivative financial instruments changed by $11.6 million to an $11.0 million gain for the year ended 31 December 2014 as compared to the prior year. The gain on commodity hedging consisted of $9.7 million of unrealised gains on commodity derivative contracts and $1.3 of realised gains on commodity derivative contracts.

The Company had the following open contracts at 31 December 2014:

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Collar	Wells Fargo	WTI	2,000 BBL	$75.00/$98.65	1 Jan 15 – 31 Dec 15
Collar	Shell Trading US	LLS	3,000 BBL	$85.00/$101.05	1 Jan 15 – 31 Dec 15
Collar	Wells Fargo	WTI	2,000 BBL	$80.00/$97.00	1 Jan 15 – 31 Dec 15
Collar	Wells Fargo	WTI	1,000 BBL	$80.00/$94.94	1 Jan 15 – 31 Dec 15
Swap	Wells Fargo	LLS	2,000 BBL	$91.65	1 Jan 15 – 31 Dec 15
Swap	Shell Trading US	LLS	5,000 BBL	$98.05	1 Jan 15 – 30 Jun 15
Swap	Shell Trading US	LLS	3,000 BBL	$94.10	1 Jul 15 – 31 Dec 15
Swap	Wells Fargo	WTI	2,000 BBL	$95.08	1 Jan 15 – 31 Dec 15
Swap	Wells Fargo	LLS	2,000 BBL	$97.74	1 Jan 15 – 31 Dec 15
Swap	Shell Trading US	LLS	5,000 BBL	$100.70	1 Jan 15 – 30 Jun 15
Swap	Shell Trading US	LLS	5,000 BBL	$94.10	1 Jan 16 – 31 Dec 16
Swap	Shell Trading US	HH	20,000 MCF	$4.14	1 Jan 15 – 31 Dec 15

Income taxes. The components of our provision for income taxes are as follows:

	Year ended 31 December	
(In US$'000s)	**2014**	**2013**
Current tax (expense)/benefit	(17)	21,398
Deferred tax benefit/(expense)	858	(26,965)
Total income tax benefit/(expense)	841	(5,567)
Combined Federal and state effective tax rate	(5.8)%	25.9%

Our combined Federal and state effective tax rates differ from the Group's statutory tax rate of 30% primarily due to US federal and state tax rates, non-deductible expenses and the recognition of previously unrecognised tax losses. See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Adjusted EBITDAX. Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.

For the year ended 31 December 2014, adjusted EBITDAX was $126.4 million, or 79% of revenue, compared to $52.6 million, or 62% of revenue, from the prior year.

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The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX: Year ended 31 December (In US$’000s) 2014 2013 IFRS Profit Loss Reconciliation to Adjusted EBITDAX: Profit attributable to owners of Sundance 15,321 15,942 Income tax (benefit)/expense (841) 5,567 Finance costs, net of amounts capitalised and interest received 494 (232) (Gain) Loss on derivative financial instruments (10,792) 554 Settlement of derivative financial instruments 1,150 282 Depreciation and amortisation expense 85,584 36,225 Impairment of non-current assets 71,212 - Exploration expense 10,934 - Stock compensation, value of services 1,915 1,590 Gain on sale of non-current assets (48,604) (7,335) Adjusted EBITDAX 126,373 52,594 EBITDAX Margin 79% 62% Exploration and Development For the month of December 2014, the Company achieved record production of 9,434 Boe/d, which included 869 Boe/d of flared gas from wells waiting to hook-up to pipelines. The December 2014 exit rate increased 88% over prior year’s exit rate of 5,028 Boe/d. During the year ended 31 December 2014, the Company produced 2.4 MMBoe, which included 0.2 MMBoe of flared gas. This result was more than double the production in prior year, primarily as a result of increased drilling activity and production in the Eagle Ford Basin. The Company’s exploration and development activities are focused in the Eagle Ford and the Mississippian/Woodford Formations. Costs incurred for development and production expenditures for the Eagle Ford and Mississippian/Woodford Formations during the year ended 31 December 2014 totalled $324.0 million, which included $295.9 million of drilling and development expenditure related to our 2014 plan, $3.8 million on infrastructure, and $24.3 million of drilling and development expenditure related to our 2015 plan. This investment resulted in the addition of 75 gross (42.7 net) wells into production, including 50 gross (39.5 net) Sundance-operated horizontal wells. An additional 24 gross (13.7 net) wells were drilling, being prepared for fracture stimulation or testing as at 31 December 2014, an increase of 7 gross (3.0 net) compared to the beginning of the year. Acquisitions In April 2014, the Company acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling in each of three blocks of acreage (total for all three blocks of $7.7 million) and payout of the first two wells drilled on each block of the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acquired acreage is adjacent to our existing acreage in McMullen County, Texas. In July 2014, the Company completed the acquisition of approximately 5,700 net Eagle Ford acres in Dimmit County, South Texas, for approximately $36 million and a commitment to drill four Eagle Ford wells. The Company also has the option, at its sole discretion, to acquire the Seller’s remaining working interest for an additional $45 million for the earlier of one year from closing the acquisition or six months from first production of hydrocarbons. - 19 -

Dispositions
In July 2014, the Company sold its remaining Denver-Julesburg Basin assets. The net proceeds of approximately $108.8 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells.

In July 2014, the Company sold its remaining Williston assets for approximately $14.0 million, which included $10 million in cash and approximately $4.0 million in settlement of a net liability due to the buyer.

Reserves
The Company's reserves at 31 December 2014 were announced on 29 January 2015. Even though the Company disposed of the remaining assets in the Williston and Denver-Julesburg Basins, the Company saw significant increases across 1P, 2P and 3P reserves as compared to reserves at 31 December 2013 primarily through successful implementation of our drilling program and the acquisition of acreage in the Eagle Ford.

The Company's Proved, Probable and Possible reserve estimates are calculated by Netherland, Sewell & Associates, Inc. (NSAI) as at 31 December 2014 in accordance with SEC guidelines. The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Neil H. Little. Mr. Little is a Licensed Professional Engineer in the State of Texas (No. 117966) with over 12 years of practical experience in petroleum engineering studies and over 5 years of practical experience in evaluation of reserves. Mr. Little meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Little consents to the inclusion in this report of the information and context in which it appears.

Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the 31 December 2014 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the prior 1 January 2014 through 1 December 2014, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at 31 December 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at 31 December 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at 31 December 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at 31 December 2013. All prices were held constant throughout the estimated economic life of the properties.

Summary reserve information based on NSAI SEC Constant Case is provided below. For management's case reserve report assumptions, see Note 17 for further information.

Sundance Total	Oil (mbbls)	NGL (mbbls)	Gas (mmcf) (1)	Mboe	PV10 (US$MM)
Proved Developed Producing	6,124	1,801	12,364	9,985	338.0
Proved Undeveloped	10,903	2,365	16,369	15,996	193.7
Total Proved Reserves	**17,026**	**4,166**	**28,733**	**25,981**	**531.7**
Probable Developed	1,344	260	2,008	1,939	48.3
Probable Undeveloped	10,988	5,795	56,423	26,186	185.1
Total 2P Reserves	**29,359**	**10,221**	**87,164**	**54,107**	**765.2**
Possible Developed	978	173	1,338	1,375	35.6
Possible Undeveloped	26,382	21,896	263,777	92,241	684.5
Total 3P Reserves	**56,718**	**32,291**	**352,279**	**147,723**	**1,485.2**

(1) One barrel of oil is the energy equivalent of six Mcf of natural gas.

Note: Totals may not foot due to rounding.

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Financial Position In May 2014, the borrowing capacity under our credit facilities increased from an aggregate of $63 million to $135 million. The increase in the borrowing capacity was driven by the significant uplift of the Company’s proved oil and gas reserves as at 31 December 2013. In conjunction with the increase in the Company’s borrowing capacity, the Company expanded the syndicate of banks under the Senior Credit Facility. Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the bank group which is led by Wells Fargo. In July 2014, the borrowing capacity increased an additional net $10 million, to $145 million, after taking into consideration the removal of proved oil and gas reserves associated with the DJ and Williston Basin dispositions and the development of proved oil and gas reserves in the Eagle Ford Formation. At 31 December 2014, the Company had $130 million outstanding under our credit facilities and $15 million available under our borrowing capacity. Ending cash at 31 December 2014 was $69.2 million. Cashflow Cash provided by operating activities for the year ended 31 December 2014 increased 104.5% to $128.1 million compared to the prior year. This increase was primarily due to receipts from sales increasing $85.7 million, or 101.2%, to $170.4 million, while keeping payments to suppliers and employees relatively stable with an increase of $8.2 million, or 37.7%, to $30.0 million. See Review of Operations for more information. Cash used in investing activities for the year ended 31 December 2014 increased $158.9 million, or 96.7%, to $323.2 million. This increase is due to successful implementation of the Company’s strategy to develop and grow the reserves from our high working interest, repeatable resource plays, primarily in the Eagle Ford. Due to funding available to the Company through asset sales, capital raises and credit facilities, the Company was able to accelerate its 2015 drilling program into 2014. However, due to the reduction in crude oil prices in the fourth quarter of 2014 and continuing into early 2015, the Company will scale back its drilling program to concentrate on limited drilling obligations to hold Eagle Ford acreage during the 2015 year. Cash provided by financing activities for the year ended 31 December 2014 increased $123.1 million, or 277.0%, to $167.6 million. This increase is a result of the increased availability and draws under the Company’s credit facilities and proceeds received in a private placement of shares. In February 2014, the Company completed a private placement in which we sold 84.2 million ordinary shares at A$0.95 per share, resulting in net proceeds of approximately $68.4 million. The first tranche of 63.7 million shares was issued in March 2014 and the second tranche of 20.5 million shares was issued in April 2014. Matters Subsequent to the End of the Financial Year Subsequent to 31 December 2014, an additional $13.9 million was drawn-down the credit facilities, bringing total outstanding debt to $143.9 million, with undrawn funds of $1.1 million. In January 2015, the company acquired three leases totalling approximately 14,180 net acres in the Eagle Ford for approximately $13.4 million. Future Developments, Prospects and Business Strategies The Group’s business strategies and prospects for growth in future financial years are presently concentrated on growing the value of the Group’s current resource plays through direct leasing from mineral owners, small acquisitions of producing properties, drilling inventory within the Group’s current balance sheet capabilities, and development of the Group’s current acreage. Further information on likely development in the operations of the Group and expected results of operations has not been included because the Directors believe it would result in unreasonable prejudice to the Group. - 21 -

Environmental Issues The Group is committed to the environmentally sustainable development of its operations and, while the Group’s operations are subject to significant environmental regulation under the laws of the states in which we operate and the United States of America, no notice of any breach has been received and the Directors believe no material breach of any environment regulations has occurred. The Company maintains strict internal performance and reporting guidelines to capture all spills and emissions. Additionally, a third party firm is used to conduct quarterly environmental inspections to ensure the company is meeting both internal and external standards. In the Group’s Oklahoma asset, significant company and regulatory scrutiny has been placed on seismic events in proximity to salt water disposal wells (“SWDs”). Prior to the development and operation of our SWDs, the company undertook a study of the state approved disposal zones and successfully drilled and completed its SWDs in state approved zones that accept sufficient volumes of water to meet the company’s operational objectives while minimizing the potential risk of seismic events. During 2014, all of the Group’s SWDs were reviewed and approved by the state regulatory agency. During 2014 the Group undertook a review of its operations in Texas and has identified two main opportunities to reduce its environmental impact: 1) water recycling and re-use for completion operations in the Eagle Ford; and 2) more efficient and less environmentally impactful treatment of hydrogen sulphide (H2S) from the company’s natural gas production in the Eagle Ford. During 2015 the Company expects to implement operational changes to capitalize on these opportunities to reduce its environmental impact. Health and Safety The Company is committed to providing a best in class health and safety environment for its employees, contractors and communities with a zero-defect target. The Company tracks both company and company plus contractor incident rates. During 2014 the company had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate (“ORIR”) of 0.0 per 200,000 man hours and company plus contractor ORIR of 0.25 per 200,000 man hours. The Company maintains a comprehensive safety program that includes annual training of employees and regular monitoring of employee and contractor safety certifications. The company uses a third party expert to conduct random safety audits of its key operational activities and implements any changes identified by these audits. During 2014 the Company’s drilling operations achieved a 98% audit rating. The Company expects to conduct further random safety audits for both its drilling and completion operations in 2015. The Company uses subcontractors and vendors (“Contractors”) for execution of a significant portion of its operating activities. Prior to utilising the Contractors, the Company investigates the historical safety ratings of the Contractor utilizing the Contractor’s Workers Compensation Experience Modification Ratio (“EMR”). Only contractors with EMRs below 1.0 are utilized unless executive exception is granted. The Company investigates the safety certifications and experience of key Contractor employees expected to work on the Company’s assets. As part of the Company’s policy all Contractors must provide written documentation that they will comply with the Company’s comprehensive written Health, Safety and Environmental Plan. The Company actively encourages its employees to participate in a variety of health and wellness programs, either self-directed or those sponsored by the Company. As a result, many employees utilize the Company’s dedicated wellness centre to assist in achievement of their individual health and wellness goals. Additionally, in 2014, the Company sponsored a 30-day walking competition where company sponsored teams collectively walked 7.85 million steps or 3,925 miles with each participating employee walking an average of 3.25 miles per day. Dividends No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made. - 22 -

Information on Directors Michael Damer Hannell Chairman, BSc Eng (Hons), FIEAust Experience Mike has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has over 45 years of experience in the oil and gas industry, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd. Mr. Hannell recently finished his term as the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier. He has also held a number of other board appointments including the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry. Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Engineering (with Honors) from the University of London and is a Fellow of the Institution of Engineers Australia. Interest in Shares: 1,059,000 ordinary shares in Sundance Energy Australia Limited Special Responsibilities: •Chairman of the Board of Directors •Chairman of the Remuneration and Nominations Committee •Member of the Audit and Risk Management Committee •Member of the Reserves Committee Other Directorships: Nil Eric P. McCrady Director, BS in Business Administration Experience Eric has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder. Interest in Shares, Restricted Share Units and Options: 1,908,581 Ordinary Shares in Sundance Energy Australia Limited and 791,561 Restricted Share Units Special Responsibilities: Managing Director and Chief Executive Officer of the Company Other Directorships: Nil - 23 -

Damien Ashley Hannes Director, CA, BBs Experience Damien has been a Director since August 2009. Mr. Hannes has over 25 years of finance experience. He has served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Mr. Hannes was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Mr. Hannes was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. Mr. Hannes also serves as the chairman of the board of directors of Goldsmith Resources SAC, a gold mining company with operations in Peru, and as a director of Quill Stationery Manufacturers Limited, a paper products business with operations in China. He holds a Bachelor of Business degree from the NSW University of Technology in Australia. Mr. Hannes is a qualified chartered accountant. Interest in Shares: 5,801,561 Ordinary Shares in Sundance Energy Australia Limited Special Responsibilities: •Chairman of the Audit and Risk Management Committee •Member of the Remuneration and Nominations Committee Other Directorships: •Chairman of the Board of Directors of Goldsmith Resources SAC •Director of Quill Stationery Manufacturers Limited Neville Wayne Martin Director, LLB Experience Neville has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University. Interest in Shares: 422,800 Ordinary Shares in Sundance Energy Australia Limited Special Responsibilities: •Member of the Audit and Risk Management Committee •Member of the Reserves Committee Other Directorships: Nil - 24 -

H. Weldon Holcombe
Director, BS in Civil Engineering

Experience
Weldon has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental ("HSE"), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk's Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares:
596,700 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:
-Chairman of the Reserves Committee
-Member of the Remuneration and Nominations Committee

Other Directorships:
Nil

Meetings of Directors

The table below shows the number of meetings held during each Director's tenure and the attendance by each Director and respective members of the Committees. In addition to the formal meetings held and noted below, a number of informal meetings were also held.

	Board of Directors Meetings		Audit and Risk Management Committee		Remuneration and Nominations Committee		Reserves Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
M Hannell	9	9	4	4	7	7	4	4
E McCrady	9	9	-	-	-	-	-	-
D Hannes	9	9	4	4	7	7	-	-
N Martin	9	9	4	3	-	-	4	4
W Holcombe	9	9	-	-	7	7	4	4

The Audit and Risk Management, the Remuneration and Nominations, and the Reserves Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees' objectives, composition, meeting frequency, access, duties and responsibilities. Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary. The Audit and Risk Management Committee meets with the external auditor at least twice a year.

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Board Committees Chairmanship and current membership of each of the board committees at the date of this report are as follows: Committee Chairman Members Audit and Risk Management D. Hannes N. Martin, M. Hannell Remuneration and Nominations M. Hannell D. Hannes, H. W. Holcombe Reserves H. W. Holcombe M. Hannell, N. Martin Indemnifying Officers The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a willful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential. During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums as follows: • Michael Hannell • Eric McCrady • Neville Martin • Damien A Hannes • Weldon Holcombe • Cathy L. Anderson • Grace L. Ford • Damien Connor Unlisted Options At the date of this report, the options listed below are unexercised: Number of Shares Subject to Grant Date Option Type Options Listed Exercise Price Expiry Date 3 June 2011 2016 Ordinary 500,000 A$0.65 15 January 2016 6 June 2011 2015 Ordinary 30,000 A$0.95 1 September 2015 6 September 2011 2018 Ordinary 1,200,000 A$0.95 31 December 2018 5 December 2011 2019 Ordinary 1,000,000 A$0.95 5 March 2019 2,730,000 No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate. Unlisted Restricted Share Units At 31 December 2014, 2,964,177 unlisted restricted share units remain unvested and will primarily vest over the next two years. Upon vesting, RSUs will be converted to ordinary shares. - 26 -

Proceedings on Behalf of Company No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year. Non-Audit Services The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons: • all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and • the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board. The following fees for non-audit services were incurred related to services performed by the external auditors during the year ended 31 December 2014: • Australian taxation services - $68,815 Rounding of Amounts The Company is an entity to which ASIC Class Order 98/100, issued by the Australian Securities and Investments Commission, applies relating to the rounding off of amounts in the Directors’ Report. Accordingly, amounts in the Directors’ Report have been rounded to the nearest thousand dollars, unless shown otherwise. - 27 -

REMUNERATION RREMUNERATION REPORT (audited) The directors present the Remuneration Report prepared in accordance with section 30 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the fiscal year ended 31 December 2014. This Remuneration Report has been audited as required by section 308(3C) of the Corporations Act and forms part of the Directors’ Report. This report details the key remuneration activities for the fiscal year ended 31 December 2014 and provides remuneration information for the Company’s non-executive Directors (NEDs), executive Director and other key management personnel (KMP) of the consolidated entity. All amounts are in USD unless explicitly stated otherwise. Table of Contents A. Key Fiscal Year 2014 Remuneration and Key Changes for Fiscal Year 2015 B. Executive Summary C. Directors and Key Management Personnel (KMP) D. Remuneration Governance E. Remuneration Policy and Framework • Fixed Pay and Benefits • Short Term Incentives (STI) • Long Term Incentives (LTI) F. Company Performance and Shareholder Wealth G. Non-executive Director Remuneration Policy H. Voting and Comments Made at Company’s Year Ended 31 December 2013 Annual General Meeting I. Employment Contracts J. Details of Remuneration K. Outstanding KMP Options and Restricted Share Units (RSUs) L. Shareholdings A. Key Fiscal Year 2014 Remuneration and Key Changes for Fiscal Year 2015 2014 Remuneration Action Rationale Fixed Remuneration Increased Managing Director’s base pay from $275,000 (fiscal year 2013) Award for progress towards strategic goals and individual performance; to $370,000 (fiscal year 2014). CEO’s base pay was below the 25th percentile of the Company’s U.S. and Australian market peers. Increased CFO’s base pay from $225,000 (fiscal year 2013) to CFO’s base pay was below the 50th $295,000 (fiscal year 2014). percentile of the Company’s U.S. market peers. Cash Short-Term Incentive Authorised annual cash short-term Annual cash awards were based on awards for 2013 performance to the the achievement of financial and CEO of 87% of year-end 2013 base strategic objectives in 2013. salary and to the other KMPs at 65% of year-end 2013 base salary. Equity Long-Term Incentive Authorised long-term equity awards that vest over three years to the CEO Annual long-term equity awards were based on the achievement of with an aggregate grant date fair financial and strategic objectives in value of $679,510 and to other KMPs 2013. with an aggregate grant date fair value totalling $681,886. - 28 - EPORT (audited) The directors present the Remuneration Report prepared in accordance with section 30 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the fiscal year ended 31 December 2014. This Remuneration Report has been audited as required by section 308(3C) of the Corporations Act and forms part of the Directors’ Report. This report details the key remuneration activities for the fiscal year ended 31 December 2014 and provides remuneration information for the Company’s non-executive Directors (NEDs), executive Director and other key management personnel (KMP) of the consolidated entity. All amounts are in USD unless explicitly stated otherwise. Table of Contents A. Key Fiscal Year 2014 Remuneration and Key Changes for Fiscal Year 2015 B. Executive Summary C. Directors and Key Management Personnel (KMP) D. Remuneration Governance E. Remuneration Policy and Framework o Fixed Pay and Benefits o Short Term Incentives (STI) o Long Term Incentives (LTI) F. Company Performance and Shareholder Wealth G. Non-executive Director Remuneration Policy H. Voting and Comments Made at Company’s Year Ended 31 December 2013 Annual General Meeting I. Employment Contracts J. Details of Remuneration K. Outstanding KMP Options and Restricted Share Units (RSUs) L. Shareholdings A. Key Fiscal Year 2014 Remuneration and Key Changes for Fiscal Year 2015 2014 Remuneration Action Rationale Fixed Remuneration Increased Managing Director’s base pay from $275,000 (fiscal year 2013) to $370,000 (fiscal year 2014). Increased CFO’s base pay from $225,000 (fiscal year 2013) to $295,000 (fiscal year 2014). Award for progress towards strategic goals and individual performance; CEO’s base pay was below the 25th percentile of the Company’s U.S. and Australian market peers. CFO’s base pay was below the 50th percentile of the Company’s U.S. market peers. Cash Short-Term Incentive Authorised annual cash short-term awards for 2013 performance to the CEO of 87% of year-end 2013 base salary and to the other KMPs at 65% of year-end 2013 base salary. Annual cash awards were based on the achievement of financial and strategic objectives in 2013. Equity Long-Term Incentive Authorised long-term equity awards that vest over three years to the CEO with an aggregate grant date fair value of $679,510 and to other KMPs with an aggregate grant date fair value totalling $681,886. Annual long-term equity awards were based on the achievement of financial and strategic objectives in 2013.

2014 Remuneration	Action	Rationale
Non-executive Director Compensation	Increased total director base compensation during 2014 by approximately A$65,000 per Director.	Based on market review of director compensation at peer group companies and to reflect the increasing complexity of the Company's operations and therefore the related time commitment and performance expectations of the directors.

Key Changes for 2015	Action
Fixed Remuneration	No increases to Managing Director's or KMP's base salary.
Cash Short-Term Incentive	Short-Term Incentive payments earned for 2014 will be paid out in Restricted Stock Units during 2015 instead of cash to reflect the current low commodity price environment and preserve liquidity.
Equity Long-Term Incentive	Long-Term Incentive RSUs to KMPs earned for 2014 will be paid out in 2015 with 50% time based vesting and 50% vesting tied to Total Shareholder Return compared to the peer group over a three year period.
Non-executive Director Compensation	No increases to NED fees

B. Executive Summary

What We Do:	What We Don't Do:
• **Pay for Performance** – STI and LTI awarded is based on historical Company performance.	• **Enter into Egregious Employment Contracts** – The Company does not enter into contracts containing multi-year guarantees for salary increases, non-performance based bonuses or equity compensation.
• **Utilize a Quantitative Process for Performance Cash Bonuses** – The Remuneration and Nominations Committee establishes Company performance measures and goals at the beginning of the performance year that are assigned individual weightings. In considering bonus awards for the year, the Committee scores the Company's performance on each measure in arriving at an overall weighted score that determines the amount of any bonuses.	• **Provide Excessive Severance and/or Change in Control Provisions** – Provisions do not require cash payments exceeding three times base salary plus target/average/last paid bonus; No liberal change in control definition in individual contracts or equity plans that could result in payments to executives without an actual change in control or job loss occurring.
• **Require Stock Ownership by Executive Officers** – Board-adopted guidelines establish robust minimum stock ownership levels for our executive officers to ensure appropriate alignment with shareholders.	• **Provide Tax Gross-Ups** – The Company does not include tax gross-up payments for any STI or LTI Plans.

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What We Do:	What We Don't Do:
• **Provide for Clawback of Compensation** - The Committee may require reimbursement or forfeiture of all or a portion of any performance cash bonus or LTI in the event the Company is required to restate financial statements or if the Company relied on materially inaccurate information in making its incentive compensation decisions.	• **Allow Speculation on Our Company's Stock** – Company policy prohibits our executives from engaging in short-term or speculative transactions involving our common stock. This policy prohibits trading in our stock on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company's stock on margin. • **Permit Abusive Perquisites Practices** - Perquisites made available to our executives are limited. • **Equity Grant Practices** - The Company does not backdate or re-price equity awards retroactively.

Remuneration Practices and Policies

Our board of directors recognizes that the attraction and retention of high-calibre directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our remuneration program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees. We believe a significant portion of our executives' pay should be at-risk to performance.

Sundance stock is traded on the Australian Stock Exchange (ASX) and all of our management team and operations are located in the United States. In order to retain our current talent and continue to attract highly skilled talent in the U.S., we have adopted remuneration programs that align with best practices and competitive design in the U.S. marketplace while also meeting ASX listing requirements.

The objectives of our compensation program are to:

- Attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;
- Motivate and reward executives to drive and achieve our goal of increasing shareholder value;
- Provide balanced incentives for the achievement of near-term and long-term objectives, without motivating executives to take excessive risk; and
- Track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The primary components of our executive compensation program consist of long-term equity incentive awards, the opportunity to receive an annual performance cash bonus, and base salary. We generally target each component, as well as the aggregate of the components, at between approximately the 25th and 50th percentile of market compensation comparable within a group of similarly-sized ASX and U.S. listed oil and gas exploration and production companies. Individual compensation levels may vary from these targets based on performance, expertise, experience, or other factors unique to the individual or the Company. We also provide retirement and other benefits typical for our peer group.

C. Directors and Key Management Personnel

- Michael D Hannell (Chairman)
- Eric P McCrady (Managing Director and Chief Executive Officer)
- Damien A Hannes (Non-Executive Director)
- Neville W Martin (Non-Executive Director)
- H. Weldon Holcombe (Non-Executive Director)
- Cathy L Anderson (Chief Financial Officer)
- Grace Ford (Vice President of Exploration and Development) – appointed as KMP 1 January 2014

Based on her increased responsibilities due to the Company's growth, Ms. Ford was deemed to be a Key Management Personnel during the 2014 fiscal year. Prior to that time, Ms. Ford was not considered to be Key Management Personnel.

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D.Remuneration GovernanceIn order to maximize shareholder value, our remuneration philosophy is to attract, motivate and retain high-calibre executives. In assessing total remuneration, our objective is to be competitive with industry remuneration while considering individual and company performance. The majority of each executive’s remuneration is performance based and “at risk.” We believe that equity ownership is an important element of remuneration and that, over time, more of the executives’ remuneration should be equity-based rather than cash-based so as to better align executive remuneration with shareholder return. For the year ended 31 December 2013, the targeted “at risk” remuneration relating to performance variability with cash bonuses and LTI represents approximately 78% for the Managing Director and approximately 71% for all other KMP’s, as illustrated in the table below.U.S. Remuneration Basic PrinciplesWhile our stock is traded on the Australian Stock Exchange (ASX), all of our management team and operations are located in the United States. As such, we have adopted the following objectives for managing executive remuneration:•Recognition that Sundance Energy is a publicly listed Australian company, with mainly Australian shareholders;•Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board approved strategy;•The scheme must achieve the appropriate balance between shareholder interests and management motivation;•Due recognition and observance of the ASX listing rules and the Corporations Act must be made;•The Committee should be advised by an appropriate independent industry expert;•The scheme is to include three basic elements:•Base salaries (which will be reviewed at the end of each financial year);•Annual cash bonuses based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board;•Long term incentives in the form of equity based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board•The scheme is to include a discretionary component, which allows the Remuneration and Nominations Committee to recommend to the Board the awarding of bonuses to executives where the Remuneration and Nominations Committee believes they are warranted based on strong individual performance and meeting predetermined Company objectives.- 31 -

Stock Ownership Guidelines
Ownership of our stock by our executives aligns their interests with the interests of our shareholders. Accordingly, the Board of Directors maintains stock ownership guidelines for certain key executive officers. The applicable level of ownership is required to be achieved within five years of the later of the date these guidelines were adopted or the date the person first became an executive officer and is based on the executive's salary at the time these guidelines were adopted or date person first became subject to guidelines. The net shares acquired through incentive compensation plans (through the exercise of stock options, or the vesting of RSUs or performance shares) must be retained if the executive has not satisfied his or her targeted ownership. An executive's failure to meet the stock ownership guidelines may influence an executive's future mix of cash and non-cash compensation awarded by the Committee. Executives are not permitted to pledge their shares or invest in derivatives involving Company shares. Ownership is reviewed at least annually when compensation decisions are made.

Officer Title	Share Ownership as Multiple of Base Pay
Managing Director and Chief Executive Officer	Five times annual base salary
Remaining Executive Officers	Two and a half times annual base salary

The following table shows share ownership as a multiple of base pay as at 31 December 2014, based on the Company's weighted average closing stock pricing of $0.95, calculated at the weighted average closing stock price translated into USD by multiplying by a weighted average FX rate (per the Reserve Bank of Australia), during the 2014 fiscal year.

Name	Title	Base Salary at Commencement Date	Shares Owned as at 31 December 2014	Estimated Value of Share Ownership	Times Base Salary
E. McCrady	MD/CEO	$275,000	1,908,581	$1,813,152	6.6
C. Anderson	CFO	$225,000	275,370	$261,601	1.2
G. Ford	VP of Exploration and Development	$230,000	376,403	$357,583	1.6

Claw Back Provisions
The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

- The Company's financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in accounting rules); and
    - As a result of such restatement, a performance measure which was a material factor in determining the award is restated, and
    - In the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;
- Should it subsequently be found that the information or assumptions are materially erroneous;
- In the event that there is evidence of fraud by any employee resulting in material adverse change in the Company's financial statements;
- In the event that there is a material adverse change in the circumstances of the Company.

E. Remuneration Policy and Framework

The Remuneration and Nominations Committee
The Remuneration and Nominations Committee makes recommendations to our board of directors in relation to total remuneration of directors and executives and reviews their remuneration annually. The Committee members are all independent directors, and independent external advice is sought when required.

Remuneration Consultant
Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent remuneration consultant for the 2014 fiscal year. Meridian was retained to provide executive and director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary,

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short-term incentives, long-term incentives, benefits and perquisites. Amounts paid to Meridian for these services during fiscal year 2014 was di minimis. Meridian did not provide any other services to the Company.

In order to ensure that any remuneration recommendations made by Meridian were free from undue influence by management, the Remuneration and Nominations Committee engaged Meridian and any advice, work or recommendations made by Meridian were provided to the committee chairman.

Elements of Remuneration

	Component	Description
Cash Remuneration	Base Salary (Fixed)	Competitive pay to attract and retain talented executives.
	Short-Term Incentives (Performance Based)	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash incentive based on Company financial and operational performance.
Equity Remuneration	Long-Term Incentives (Performance Based)	Restricted share awards that are tied to achievement of specific performance metrics, intended to reward strong, sustained underlying share value, and reward increasing shareholder value. Equity awards further align the interests of our executives with those of our shareholders.
Other Benefits	Health and Welfare Benefit Plans (Other)	Executives are eligible to participate in health and welfare benefit plans generally available to other employees.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical contributions to Sundance. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration. In setting the amount, the individuals' performance is considered as well as the length of time in their current position without a salary increase.

2013 Base Salaries and 2014 Salary Adjustments

Name	Title	2014 Salary	2013 Salary	% Change	Rationale
E. McCrady	MD/CEO	$370,000	$275,000	35 %	Mr. McCrady's salary was increased effective January 2014 reflecting his significant contribution to our performance and to bring his pay closer to the 25th percentile of the Company's U.S. and Australian market peer group. This is Mr. McCrady's first base pay increase since 2011.
C. Anderson	CFO	$295,000	$225,000	31 %	Ms. Anderson's salary was increased effective January 2014 to bring her closer to the 50th percentile of the Company's U.S. market peer group. This is Ms. Anderson's first base pay increase since 2011.
G. Ford	VP of Exploration and Development	$295,000	$230,000	28%	Ms. Ford's salary was increased effective January 2014 to bring her closer to the 50th percentile of the Company's U.S. market peer group. This is Ms. Ford's first base pay increase since 2011.

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Incentive Remuneration

We have an incentive remuneration program, comprised of short and long-term at-risk components, to incentivize key executives and employees of Sundance and its subsidiaries. The goal of the incentive remuneration program is to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at risk component of each executive's total remuneration. The incentive remuneration program is designed to: 1) align management and shareholder interests, and 2) attract and retain management and senior employees to execute strategic business plans to grow Sundance as approved by our board of directors. It is the practice of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual cash and equity bonus in addition to the base salary levels. The annual cash bonus Short-Term Incentive ("STI") is established to reward short-term performance towards our goal of increasing shareholder value. The equity component Long-Term Incentive ("LTI") is intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by our board of directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI will be paid in cash and those under the LTI by means of awarding Restricted Share Units (RSUs) under the RSU Plan. For 2013 performance year, bonus targets ranged from 75% to 100% of base salaries for STI and 175% to 250% of base salaries for LTI. For 2014 performance year, bonus targets ranged from 75% to 100% of base salaries for STI and 225% to 325% of base salaries for LTI. Due to the current low commodity pricing environment and to preserve the Company's liquidity, any STI earned on the 2014 financial performance metrics (to be paid in 2015) will be paid out in RSUs instead of cash.

Based on an assessment of the overall management team and Company performance achievement relative to financial metrics, a bonus pool is formed, based on a percentage of each employee's annual base salary, for allocating awards relative to the individual performance category. The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself. The Remuneration and Nominations Committee determines the allocation of the Managing Director's individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.

The Committee has put in place a ceiling on short-term incentive awards with specific metrics that are aligned with the interests of shareholders. Annual incentive payouts should not exceed 10% of Net Operating Cash Flow (defined as Net Income adjusted for changes in Working Capital and Non-Cash Operating Expenses).

Annual Incentives

The table below contains the payout leverage for performance achievement as a percent of target.

Level	Performance Achievement	Payout Earned
	Performance <90% results in zero payout	
Threshold	90%	50%
	Every 1% increase in performance above threshold yields a 5% increase in payout up to target.	
Target	100%	100%
	Every 1% increase in performance above target yields a 2% increase in payout up to maximum.	
Maximum	125%	150%

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Performance Scorecard

The Company's key financial performance metrics were chosen as outperformance on these capital efficiency focused metrics are highly correlated to long-term total shareholder returns. The bonus targets, performance and results along with the resulting payouts below were related to performance during the year ended 31 December 2013 and paid during 2014. The discretionary payout earned was determined based on the level of achievement of multiple company goals, including, but not limited to, strategic objectives over reserve, acreage and asset growth, cost control, balance sheet liquidity and treasury management, financial reporting, acquisitions and divestitures, and process improvement.

Financial Performance Metric				Year Ended 31 December 2013		
		A	B	C	D	E = C x D
	Rationale	Performance Target	Actual Performance	Target Weighting	Payout Earned	Weighted Score
Production / 1,000 weighted average debt adjusted share	Increased production per debt adjusted share promotes capital efficient growth of profitability and cashflow	3.16	2.60	15.0%	0.0%	0.0%
Return on capital employed (ROCE)	Maximizing return on capital employed creates a culture of return oriented, full-cycle investment decisions	5.5%	6.3%	20.0%	128.0%	25.6%
Net asset value / debt adjusted share	Increases in net asset value per debt adjusted share increase the long-term value of each shareholders investment	74.6%	82.4%	20.0%	120.9%	24.2%
Cash margin	Efficient operations drive cash flow for reinvestment and long term sustainability	63.8%	65.9%	15.0%	106.3%	15.9%
Discretionary				30.0%	70.0%	21.0%
Total Weighted Achievements				100%		86.7%

Resulting Payouts for the year ended 31 December 2013:

Name	2013 Salary	STI Target (% of Salary)	Achievement of Financial Goals (Company Performance Score)	Total STI Payout ($) (1)
E. McCrady	$275,000	100.0%	86.7%	$240,000
C. Anderson	$225,000	75.0%	86.7%	$147,000
G. Ford	$230,000	75.0%	86.7%	$150,000

(1) STI payout was calculated at actual performance score and then rounded to next thousand; reflects actual amounts paid.

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For the year ended 31 December 2014 (to be paid in 2015), the following metrics were adopted as targets:

Financial Performance Metric	Performance Target	Target Weight
Production of oil and natural gas per 1,000 debt adjusted share	4.06 Boe	17.5%
Cash margin	72.6%	17.5%
Net asset value per debt-adjusted share	1.02	17.5%
PV/I (1)	1.25	17.5%
Health, safety and environmental	Qualitative	10.0%
Assessment of the performance of senior executives and managers	Qualitative	20.0%

(1) Increase in PV10 of proved reserves divided by the capital spent to generate that growth during the period excluding acquisitions and dispositions

The amount of any STI and LTI bonuses relative to the year ended 31 December 2014 will be determined subsequent to the filing of this report and included in reported remuneration in next year's Directors' Report.

Long-Term Incentives
We have two active equity incentive plans under the LTI component of the incentive remuneration program. These are the Sundance Employee Option Plan ("ESOP") and the Sundance Energy Australia Limited Restricted Share Units available only to our U.S. employees under the Incentive Remuneration Plan (the "RSU Plan"). Any grants made to employees that also serve as a director are subject to shareholder approval prior to issuance.

ESOP Plan
The ESOP provides for the issuance of stock options at an exercise price determined at the time of the issue by a committee designated by the board (the "Plan Committee"). Options under the ESOP may be granted to eligible employees, as determined by the Plan Committee, and typically include our executive officers, directors and key employees.

Historically, the Plan Committee has granted options in connection with attracting new employees, which grant is made once employment has commenced. It is within the discretion of the Plan Committee, however, to authorize additional option grants during the tenure of employment. Generally, an option vests 20 percent on the 90th day following the grant date, with an additional 20 percent vesting on the first, second, third and fourth anniversaries thereof. Options are valued using the Black-Scholes methodology and recognized as remuneration in accordance with their vesting conditions. In the event of a voluntary winding up of the Company, unvested stock options vest immediately. We may amend the ESOP or any portion thereof, or waive or modify the application of the ESOP rules in relation to a participant, at any time. Certain amendments to the ESOP may require the approval of the option holders.

No stock options were granted to any officers or directors during fiscal years 2013 or 2014.

RSU Plan
The RSU Plan provides for the issuance of restricted share units ("RSUs") to our U.S. employees. The purpose of issuing RSUs is to reward senior executives and employees for achievement of financial and operational performance targets established by our board. The RSU Plan is administered by our board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our board. The bonus pool is subject to board and management review of performance metrics with respect to both our and the individual employee's performance over a measured period determined by the Remuneration and Nominations Committee and the board. The RSUs may be settled in cash or shares at the discretion of our board.

Under the RSU Plan, which applies to 2014 payments earned in 2013, 25% of the RSUs vest upon satisfaction of the performance criteria and share award determination, and 25% vest on each of next three anniversaries. The RSUs are based on performance targets established and approved by our board. The number of RSUs awarded is calculated by dividing the value of the LTI award by the closing price of the Company's shares at the end of the fiscal year for which the award is granted.

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Earned LTI Awards for 2014

The Earned LTI Awards for 2014 were related to performance during the year ended 31 December 2013 and granted during 2014.

Name	2013 Salary	LTI Target (% of Salary)	Percent of Target RSUs Earned	# of RSUs granted in 2014	Grant Date	Grant Date Value of RSU Award
E. McCrady	$275,000	250%	86.7%	671,988 (1)	30/5/2014	$679,510
C. Anderson	$225,000	175%	86.7%	385,456	15/4/2014	$337,001
G. Ford	$230,000	175%	86.7%	394,473	15/4/2014	$344,885

(1) LTI amount calculated based on a stock price at 15 April 2014 but grant date based on stock price at 30 May 2014, date of approval at Annual General Shareholders Meeting.

We may amend, suspend or terminate the RSU Plan or any portion thereof at any time. Certain amendments to the RSU Plan may require approval of the holders of the RSUs who will be affected by the amendment. In the event of a corporate take-over or change in control (as defined in the RSU Plan), our board in its discretion may cause all unvested RSUs to vest and be satisfied by the issue of one ordinary share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs.

2015 RSU Plan

Starting with the 2015 fiscal year, the RSU Plan has been amended for executives to reflect 50% time based vesting and 50% vesting based on total shareholder return (TSR) relative to our peer group over a three-year period. The time-based vesting will vest 1/3 on each of the three anniversaries following the grant date subject to continued employment with Sundance. TSR is calculated as the change in stock price plus dividends over the three year period. The stock price used to calculate the starting stock price value will be the average price of Sundance's stock for the 20 trading days before the first day of the measurement period. The ending-period stock price will be the average price of Sundance's stock for the last 20 trading days of the measurement period.

The number of shares that can be earned under TSR performance ranges from 0% to 200% of the target share grant based on Sundance's percentile rank among the peer set. If Sundance's TSR is negative for the three-year period, but the percentile rank is above median, the payout will be capped at the target payout. If Sundance's TSR is between any of the percentile ranks listed in the table below, the payout as a percent of target will be on a pro-rata basis.

TSR Percentile Rank	Payout % of Target
90th and above	200%
50th	100%
30th	50%
Below 30th	0%

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TSR will be compared to a set of 22 oil and gas exploration and production companies headquartered in the United States and Australia. The Australian-headquartered companies are highlighted. The chart on the right depicts the TSR over a three year period ending 31 December 2014. Diamondback Energy Inc, Matador Resources Co and Midstates Petroleum Co Inc were excluded from the chart as there was not enough historical data to measure the defined TSR. Company Abraxas Petroleum Corp/NV Approach Resources Inc Austex Oil Ltd Beach Energy Ltd Bonanza Creek Energy Inc. Callon Petroleum CO/DE Carrizo Oil & Gas Inc Contango Oil & Gas Co Diamondback Energy Inc Drillsearch Energy Ltd Emerald Oil Inc Goodrich Petroleum Corp Lonestar Resources Ltd Matador Resources Co Midstates Petroleum Co Inc Panhandle Oil & Gas Inc Red Fork Energy Ltd Rex Energy Corp Sanchez Energy Corp Senex Energy Ltd Synergy Resources Corp Triangle Petroleum Corp Retirement and Other Benefits Executive management participates in the same benefit plans and on the same basis as other employees. Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation. Post-Termination and Change In Control Benefits The Managing Director’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event. Additionally, in the event of a corporate take-over or change in control (as defined in the RSU Plan), our board in its discretion may cause all unvested RSUs to vest and be satisfied by the issue of one share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs.

F. Company Performance and Shareholder Wealth

The following table sets out the Company's performance during the years ended 31 December 2014, 2013, the six month period ended 31 December 2012 and the preceding two years ended 30 June in respect of several key financial indicators (in US thousands, except where otherwise stated):

Metric	31 December 2014	31 December 2013	31 December 2012*	30 June 2012	30 June 2011
Revenue	159,793	85,345	17,724	29,787	18,176
3P Reserves (MBOE)	147,723	92,780	46,501	50,138	25,714
Production (BOEPD)	6,147	2,956	1,298	1,163	719
Net profit (loss) after tax	15,321	15,942	76,210	6,012	7,029
EBITDAX	126,373	52,594	9,223	17,093	9,762
Earnings per share**	0.03	0.04	0.27	0.02	0.03
Dividends or other returns on capital	Nil	Nil	Nil	Nil	Nil
Share price	A$0.52	A$1.00	A$0.77	A$0.56	A$0.83

* Six month period ended (all other periods shown are for full year periods)
** Basic and diluted

G. Remuneration of Non-Executive Directors

The Non-executive directors receive a basic annual fee for board membership and annual fees for committee service and chairmanships. For the Australian non-executive directors this is inclusive of the superannuation guarantee contribution required by the Australian government, which changed to 9.50% at 1 July 2014 (previously 9.25%). In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to contribute part of their salary to superannuation in order to access the available favourable tax advantage of doing so ("Salary sacrifice").

To align directors' interests with shareholder interests, the directors are required to hold our ordinary shares equal to three times their base board fees. Each Non-Executive Director has five years from their appointment to achieve this shareholding requirement. All remuneration paid to directors and executives is valued in accordance with applicable IFRS accounting rules.

A review by Meridian was commissioned by the Remuneration and Nominations Committee in November 2014. The Remuneration and Nominations Committee found that the NED fee structure was within competitive range of its Australian peer companies, and that the remuneration per NED is near the median (46th percentile).

Summary of Non-Executive Director Pay Elements
Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $950,000 per annum which was approved by shareholders at the Annual General Meeting on 28 May 2013.

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The Directors' fees for the 2014 fiscal year are:

Base fees	Amount
Board Service	
Chairman	A$132,500
Non-executive Director	A$100,000
Committee Service	
Audit and Risk Management Committee Chair	A$29,500
Remuneration and Nominations Committee Chair	A$20,250
Reserves Committee Chair	A$17,500
Member of the Audit and Risk Management or Remuneration and Nominations Committee	A$11,000
Member of the Reserves Committee	A$8,250

(Note: The above amounts are paid to the Australian non-executive directors in Australian dollars. For the US based non-executive director the same nominal amounts were paid in US dollars.)

During 2013, on the recommendation of the Managing Director, an additional amount of A$85,000 was paid to each of the three Australian non-executive directors for the additional work carried out and additional time required during the second half of 2012 and the first quarter of 2013 related to the South Antelope sale, Wells Fargo Credit Facility, Wattenberg acquisition, and the Texon Scheme of Arrangement. Also during 2013, an amount of US$80,000 was paid to the US-based non-executive director upon joining the Board of Directors as an incentive to attract high calibre talent to the Board.

H. Voting and Comments made at the Company's Year Ended 31 December 2013 Annual General Meeting

The Company received more than 96% of 'yes' votes on its remuneration report for the financial year ended 31 December 2013. The Committee values feedback from the shareholders and engages in conversations with key shareholders and their advisors on a regular basis.

I. Employment Contracts

Eric McCrady - *Managing Director and CEO*
The Managing Director's employment contract has a three year term commencing 1 January 2014 with base remuneration of US$370,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the Incentive Compensation Plan. The Managing Director is entitled to the specified remuneration and benefits through the term of the agreement. The Company may terminate the Managing Director's employment at any time for good cause (for example, material breach of contract, gross negligence) without notice and the Managing Director may give 90 days' notice to terminate the employment contract; both of which result in the Managing Director receiving pay through the period of services performed.

In the instance of a change in control of the Company, at the instigation of the Board of Directors, if the Managing Director's title and duties are substantially reduced then the Managing Director, within two months of such reduction in status, may provide two weeks written notice to the Company as being terminated by the Company other than for good cause and will receive his base salary through the end of the contract term.

At the date of this report, no other directors nor other key management personnel have employment contracts.

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Potential payments Upon Termination of Employment or Change of Control

The following tables shows the estimated potential payments and benefits that would be received by the Managing Director and CEO in the event of his termination of employment as a result of various circumstances discussed within his employment contract and assumes that any termination was effective as of 31 December 2014. The actual amounts to be paid can only be determined at the time of the Managing Director's actual termination.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Early Retirement	Normal Retirement	Disability or Death	Involuntary Termination (for cause)	Involuntary Termination (without cause)	Change in Control
Cash Severance	$ -	$ -	$ -	$152,055	$ -	$ 741,989	$ 741,989
RSUs	-	-	-	-	-	-	-
Health Benefits	-	-	-	6,894	-	-	-
Total	$ -	$ -	$ -	$158,949	$ -	$ 741,989	$ 741,989

J. Details of Remuneration

Incentive compensation (STI and LTI) paid during 2014 relates to performance for the year ended 31 December 2013.

Director and KMP remuneration paid in accordance with Accounting Standards for fiscal years ended 31 December 2014 and 2013.

2014	*Fixed Based Remuneration*				*Share Based Payments*	*Performance Based*		
Director	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Options (2)	STI-Cash Bonus	LTI – Share Based (3)	Total
E McCrady	$ 365,615	$ 18,816	$ 7,800	$ -	$ -	$ 240,000	$ 542,310	$ 1,174,540
M Hannell	141,958	-	-	13,334	-	-	-	155,293
D Hannes	115,956	-	-	10,896	-	-	-	126,852
N Martin	98,414	-	-	9,252	-	-	-	107,666
W Holcombe	117,792	-	-	-	-	-	-	117,792
	$ 839,735	$ 18,816	$ 7,800	$ 33,482	$ -	$ 240,000	$ 542,310	$ 1,682,143
Key Management Personnel								
C Anderson	$ 291,770	$ 14,144	$ 7,800	$ -	$ 26,399	$ 147,000	$ 292,885	$ 779,998
G Ford	292,000	8,428	7,800	-	48,385	150,000	298,010	804,623
	583,769	22,572	15,600	-	74,784	297,000	590,895	1,584,621
	$ 1,423,505	$ 41,388	$ 23,400	$ 33,482	$ 74,784	$ 537,000	$ 1,133,205	$ 3,266,764

(1) Non-monetary benefits includes car parking fringe benefits and payment of health premiums.

(2) Fair value of services received in return for the options granted is measured using the Black-Scholes Option Pricing Model, as further discussed in Note 31 to the Financial Report, and represents the portion of the grant date fair value expense of the option during the year. Options were granted to Anderson and Ford in December 2011 and September 2011, respectively.

(3) Fair value of services received in return for the LTI share based awards are based on the allocable portion of aggregate fair value expense recognised under AASB 2 for the year. The aggregate fair value is based on the number of RSUs awarded valued at the Company's stock price at the date of grant, translated at the foreign exchange rate in effect on the date of grant. Vesting is 25% at the time of grant (following the performance period), with 25% cliff vesting each subsequent year on the date of grant. The amount included as remuneration is not related to or indicative of the benefit (if any) that individuals may ultimately realise when the RSUs vest.

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2013	*Fixed Based Remuneration*				*Share Based Payments*	*Performance Based*		
Director	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Options (2)	STI-Cash Bonus	LTI – Share Based (3)	Total
E McCrady	$ 275,000	$ 15,165	$ 7,650	$ -	$ -	$ 402,277	$ 371,113	$ 1,071,205
M Hannell	163,985	-	-	15,058	-	-	-	179,043
D Hannes	144,031	-	-	13,237	-	-	-	157,268
N Martin	128,510	-	-	11,821	-	-	-	140,331
W Holcombe	140,000	-	-	-	-	-	-	140,000
	$ 851,526	$ 15,165	$ 7,650	$ 40,116	$ -	$ 402,277	$ 371,113	$ 1,687,847
Key Management Personnel								
C Anderson	$ 225,000	$ 12,693	$ 7,650	$ -	$ 44,532	$ 310,075	$ 209,516	$ 809,466
C Gooden*	48,015	-	-	-	-	-	-	48,015
	273,015	12,693	7,650	-	44,532	310,075	209,516	857,481
	$ 1,124,541	$ 27,858	$ 15,300	$ 40,116	$ 44,532	$ 712,352	$ 580,629	$ 2,545,328

* C Gooden resigned as Company Secretary on 23 August 2013.

(1) Non-monetary benefits includes car parking fringe benefits and payment of health premiums.

(2) Fair value of services received in return for the options granted is measured using the Black-Scholes Option Pricing Model, as further discussed in Note 31 to the Financial Report, and represents the portion of the grant date fair value expense of the option during the year. Options were granted in December 2011.

(3) Fair value of services received in return for the LTI share based awards are based on the allocable portion of aggregate fair value expense recognised under AASB 2 for the year. The aggregate fair value is based on the number of RSUs awarded valued at the Company's stock price at the date of grant, translated at the foreign exchange rate in effect on the date of grant. Vesting is 25% at the time of grant (following the performance period), with 25% cliff vesting each subsequent year on the date of grant. The amount included as remuneration is not related to or indicative of the benefit (if any) that individuals may ultimately realise when the RSUs vest.

K. Outstanding KMP Options and Restricted Share Units

Number of Options held by Key Management Personnel

Key Management Personnel	Balance 31.12.2013	Options Exercised	Options Cancelled/Lapsed	Balance 31.12.2014	Total Vested 31.12.2014	Total Unvested 31.12.2014
E McCrady	-	-	-	-	-	-
C Anderson	1,000,000	-	-	1,000,000	600,000	400,000
G Ford	1,200,000	-	-	1,200,000	800,000	400,000
Total	**2,200,000**	-	-	**2,200,000**	**1,400,000**	**800,000**

Number of Restricted Shares Units held by Key Management Personnel

Key Management Personnel	Balance 31.12.2013	Issued as Compensation	Forfeited RSUs	RSUs converted to ordinary shares	Balance at 31.12.2014	Market Value Of Unvested 31.12.2014 (1)
E McCrady(2)	555,078	671,988	-	(435,505)	791,561	$340,371
C Anderson	320,680	385,456	-	(225,579)	480,557	206,640
G Ford	322,410	394,473	-	(228,410)	488,473	210,043
Total	**1,198,168**	**1,451,917**	-	**(889,494)**	**1,760,591**	**$757,054**

(1) Market value based on the Company's closing stock price on 31 December 2014 or USD$0.43 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia

(2) Mr. McCrady's RSUs were approved by the shareholders at the Annual General Meeting held on 30 May 2014.

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L. Shareholdings

Number of Shares held by Key Management Personnel

Key Management Personnel	Balance 31.12.2013	Exercised Share Options	Value Realised Upon Option Exercise	RSUs converted to ordinary shares	Value Realised Upon RSU Vesting	Net Other Changes (1)	Balance 31.12.2014
M Hannell	937,442	-	$ -	-	$ -	121,558	1,059,000
D Hannes	5,681,561	-	-	-	-	120,000	5,801,561
N Martin	270,300	-	-	-	-	152,500	422,800
W Holcombe	220,000	-	-	-	-	376,700	596,700
E McCrady	1,353,076	-	-	435,505	426,159	120,000	1,908,581
C Anderson	126,225	-	-	225,579	240,453	(76,434)	275,370
G Ford	147,993			228,410	241,334	-	376,403
Total	**8,736,597**	**-**	**$ -**	**889,494**	**$907,946**	**814,324**	**10,440,415**

(1) Includes market purchases and sales of shares to cover tax withholding liability related to shares issued on option exercises and vesting of RSUs.

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Auditor’s DeclarationThe auditor’s independence declaration for the year ended 31 December 2014 has been received and can be found on page 45 of this report.Signed in accordance with a resolution of the Board of Directors.Michael Hannell[ILLEGIBLE]ChairmanAdelaideDated this 31st day of March 2015- 44 -

Ernst & Young 680 George StreetTel: +61 2 9248 5555Sydney NSW 2000 AustraliaFax: +61 2 9248 5959GPO Box 2646ey.com/auEYSydney NSW 2001Building a betterworking worldAuditor’s Independence Declaration to the Directors of Sundance Energy Australia LimitedIn relation to our audit of the financial report of Sundance Energy Australia Limited for the financial year ended 31 December 2014, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.Ernst & YoungErnst & Young[ILLEGIBLE]Michael ElliottPartner31 March 2015A member firm of Ernst & Young Global LimitedLiability limited by a scheme approved under Professional Standards Legislation- 45 -

Corporate Governance- 46 -

CORPORATE GOVERNANCEThe Board of Sundance Energy Australia Limited (“Sundance” or “the Company”) is committed to the Principles and Recommendations underpinning best practices in corporate governance as specified by the Australian Securities Exchange (the “ASX”) Corporate Governance Council’s 2nd Edition of Corporate Governance Principles and Recommendations with 2010 Amendments. Sundance’s Board has taken, and will continue to take, all necessary actions to adopt the amended Principles in each instance where that is appropriate, or to design policies and procedures to adopt them in a fashion modified appropriately to the Company’s particular circumstances.Sundance’s Board has carefully reviewed the Corporate Governance Principles and Recommendations. As is set forth below, the vast majority of these have already been achieved in total accordance with the Principles and Recommendations. In a few instances, the Company has adopted hybrid methodologies of compliance deemed appropriate to its size, structure and situation. The Board is comfortable that its practices are satisfactory for an entity of its structure and size. In some instances disclosures recommended by the ASX have been made in other areas of the Annual Report, namely the Directors’ Report, and therefore will not be restated under this section.In March 2014, the ASX Corporate Governance Council release the 3rd edition of the Corporate Governance Principles and Recommendations, which applies to ASX listed companies in respect of their first full financial year commencing on or after 1 July 2014. Accordingly, the 3rd edition of the Corporate Governance Principles and Recommendations will apply to Sundance for its financial year ended 31 December 2015. Sundance will report its compliance against those recommendations in the Company’s Corporate Governance Statement for fiscal year 2015.During fiscal year 2014, the Company’s corporate governance practices and policies discussed below have complied with those outlined in the Corporate Governance Principles and Recommendations (2nd Edition), except as noted otherwise.Principle 1: Lay Solid Foundations for Management and OversightThe respective roles and responsibilities of the Board and management, including those matter expressly reserved to the Board, are set out in the Board Charter, which is available in the corporate governance section of Sundance’s website.1.1 Roles and ResponsibilitiesThe Board is responsible for the corporate governance of the Company, including the setting and monitoring of objectives, goals and corporate strategy. Management is responsible for the implementation of the strategy and running the day to day business of the Company’s affairs.Responsibilities of the board include –•Providing input into and final approval of management’s development of corporate strategy and performance objectives;•Monitoring senior executives’ performance and implementation of the Company’s strategy;•Approving and monitoring the business plan, budget and corporate policies;•Monitoring and the approval of financial and other reporting;•Ensuring an effective system of internal controls exists and is functioning as required;•Establishing Sundance’s vision, mission, values and ethical standards as reflected in a Code of Conduct;•Delegating an appropriate level of authority to management and approving any additional change to those delegations;•Ensuring appropriate resources are available to senior executives;•Appointment, succession, performance assessment, remuneration and dismissal of the Managing Director;•Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct, and legal compliance; and•Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures.The Board has delegated responsibility to the Managing Director (“MD”) and the executive management team to manage the day-to-day operations and administration of the Company. In carrying out this delegation, the MD, supported by the senior executives, routinely reports to the Board regarding Sundance’s progress on achieving both the short and long-term plans for the Company. The MD is accountable to the Board for the authority that is delegated by the Board.- 47 -

Responsibilities of management include – • Implement the corporate strategy set by the Board; • Achieve the performance targets set by the Board; • Develop, implement and manage risk management and internal control frameworks; • Develop, implement and update policies and procedures; • Provide sufficient, relevant and timely information to the Board to enable the Board to effectively discharge its responsibilities; and • Manage human, physical and financial resources to achieve the Company’s objectives – in other words to run the day to day business in an effective way. 1.2 Management Performance Sundance’s Chairman, with Non-Executive Director input, is responsible for providing feedback to the MD on his performance assessed against the responsibilities mentioned above. The MD, with Chairman and Non-Executive Directors input, is responsible for providing feedback to senior executives and assessing their performance against the responsibilities mentioned above. During fiscal year 2014, an annual performance evaluation of senior executives was completed in line with the Company’s incentive compensation policy as well as periodic one on one discussions carried out by the MD. Appropriate induction procedures are in place to allow new senior executives to participate fully and actively in management decision making at the earliest opportunity. Principle 2: Structure the Board to Add Value 2.1 Board Composition and Independence The composition and operation of the Board is determined in accordance with the following requirements: • The constitution of Sundance specifies that there must be a minimum of three directors and a maximum of ten. The Board may determine the size of the Board within those limits; • It is the intention of the Board that its membership consists of a majority of independent directors who satisfy the criteria recommended by the ASX best practice corporate governance requirements, though it is recognized that this intention may be impractical to implement given the size and scope of the Company’s business; • The Chairman of the Board should be an independent director who satisfies the criteria for independence recommended by the ASX best practice corporate governance requirements; and • The Board should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfil its responsibilities or have ready access to such skills where they are not available. Sundance’s Board of Directors currently consists of one Managing Director based in the US, three Non-Executive Directors based in Australia, and one Non-Executive Director based in the US. All of the Directors are shareholders of the Company. At all times during the fiscal year 2014, all four of the Non-Executive Directors were independent. Sundance considers an independent director to be a non-executive director who is not a member of management and who is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement. Sundance believes that its current Board composition is appropriate at this time in the Company’s evolution. Sundance will continue to address the appropriate structure and composition of the Board over time. The composition of the Board at the date of this report is: M D Hannell Chairman, Independent Non-Executive Director E McCrady Managing Director and Chief Executive Officer N Martin Independent Non-Executive Director D Hannes Independent Non-Executive Director W Holcombe Independent Non-Executive Director Directors can have access, in appropriate circumstances, to independent professional advice at the Company’s expense. It is the continuing practice for the four Non-Executive Directors to confer from time to time without the Executive Director being present.

Sundance maintains a bright line division of responsibility between the Chairman and the MD as clearly specified in the Board Charter and Role of Management document maintained in the corporate governance section of Sundance's website.

Composition of skills and experience of the Board (out of 5 Directors)

Skills and Experience	
Industry experience • Resources including oil & gas/minerals • Infrastructure • Engineering or science qualification • Membership of industry related organisations • Major projects (including mergers & acquisitions)	**5**
Executive leadership/management • Outside directorships • Senior management positions	**5**
Financial acumen • Financial literacy • Accounting or finance qualification	**2**
Health safety and environment • Experience related to managing HS&E issues in an organisation	**2**
Governance and regulation • Experience in the governance of organisations • Membership of governance industry bodies or organisations	**2**
Strategy • Experience to analyse information, think strategically and review and challenge management in order to make informed decisions and assess performance against strategy	**5**
International experience • Experience in a global organisation • Experience with international assets, business partners, cultures and communities	**5**
Risk • Experience in risk management and oversight	**3**

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2.2 Remuneration and Nominations CommitteeThe remuneration and nominations committee is structured so that it:•Consists of a majority of independent Directors;•Is chaired by an independent Director; and•Has at least three members.The responsibilities of the committee include recommendations to the Board about:•Remuneration practices and levels of Executives and Non-executive Directors;•The necessary and desirable competencies of Directors;•Review of board succession plans;•The development of a process for evaluation of the performance of the board, its committees and Directors; and,•The appointment and re-election of Directors.The combined Remuneration and Nominations Committee consists of three independent Non-Executive Directors and reports its recommendations to the Board for approval. Formal minutes are kept of each meeting and submitted to the Board for review. The members of the Remuneration and Nominations Committee is listed on page 26 of the Directors’ Report. A Remuneration and Nominations Committee charter is published on the Company’s website.The Board reviews the composition and skill sets of the Committee on a regular basis, and considers that the current composition, size and skills of the Committee to be appropriate.Currently no formal description of the procedure for the selection and appointment of new Directors or the re-election of incumbent Directors exists as it is considered that due to the size of the Company that this process is effectively managed by the Board. However, this activity is discussed by the Committee from time to time.2.3 Director Performance Review and EvaluationIn fiscal year 2014, Sundance’s Board regularly met, both formally and informally, to discuss Board matters and to ensure that the Board acts in an effective way. The Board is provided with information that allows it to discharge its duties effectively, and Non-Executive Directors can and do request additional information as necessary to make informed decisions. The skills, experience and expertise relevant to the position of Director held by each director in office at the date of the annual report can be found in the Directors’ Report on pages 23 to 25.No formal process exists for Directors to access continuing education, as this is not considered practicable for the size of the Company and the financial resources available. However the four Non-Executive Directors have wide experience of directors’ duties and are involved in a variety of outside business and professional activities that add to their knowledge and professionalism.The Company Secretary is D Connor. He is accountable to the Board through the Chairman and accessible to all Directors. The appointment and removal of the Company Secretary is a matter for decision by the Board as a whole.Principle 3: Promote Ethical and Responsible Decision-making3.1 Code of ConductThe Company has a Code of Conduct and Ethics which establishes the practices that Directors, management and staff must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in the Company’s integrity, and provide a process for reporting and investigating unethical practices. The Code of Conduct is available in the corporate governance section of Sundance’s website.3.2 DiversitySundance believes it is important to maintain a diverse, empowered and inclusive workforce to gain valuable perspectives from people of different gender, race, religion, marital status, disability or national origin. Sundance management recruits on the basis of skills, qualifications, abilities and achievements of the individual. Sundance has published a Diversity policy which is available in the corporate governance section of Sundance’s website.- 50 -

Historically, the oil and gas industry is a male dominated work force. The proportion of women employees in the whole organisation, women in senior executive positions and women on the board is listed in the following table.

As at 31 December 2014	Males	Females	Total
Board	5	-	5
Senior Management	3	2	5
Other Employees	30	24	54
Total	38	26	64
	59%	41%	

3.3 Securities Trading Policy

Sundance has a Securities Trading Policy that regulates dealing in its securities by Directors, Key Management Personnel, employees (personnel) and their associates. The Board restricts personnel from acting on inside information that is generally available and if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

The Securities Trading Policy outlines:

- When personnel may and may not deal in shares of the Company, options over those shares and any other financial products of the Company traded on the ASX (company Securities):
- When personnel may and may not deal in listed securities of another entity;
- The procedure for obtaining prior clearance in exceptional circumstances for trading that would otherwise be contrary to the Securities Trading Policy; and
- Procedures to reduce the risk of insider trading.

The Securities Trading Policy was updated in February 2015 and is available in the corporate governance section of Sundance's website.

Principle 4: Safeguard Integrity in Financial Reporting

4.1 Audit and Risk Management Committee

The Audit and Risk Management Committee has three members, D Hannes (chairman), M D Hannell, and N Martin, all whom are independent Non-Executive Directors. The Managing Director and Chief Executive Officer as well as the Chief Financial Officer are non-voting management representatives who advise the committee as appropriate.

The objectives of the Audit and Risk Management Committee is to assist the Board in:

- Ensuring the quality of financial controls is appropriate to Sundance;
- Making informed decisions regarding accounting , policies, practices and disclosures;
- Reviewing the adequacy of the accounting and reporting systems;
- Reviewing matters of significance affecting the financial welfare and risk exposure of Sundance;
- Reviewing the scope and results of external and internal audits;
- Maintaining open lines of communication between the Board, management and external auditors, thus enabling information and points of view to be freely exchanged; and
- Meeting its compliance obligations imposed by the energy regulators.

The specific attributes of the Audit and Risk Management Committee members that are relevant to this committee include financial acumen, technical industry knowledge, experience in risk management and oversight. The Audit and Risk Management Committee meets at least three times a year and the external auditor, Managing Director and Chief Financial Officer are invited to attend the meetings, at the discretion of the Audit and Risk Management Committee. The committee keeps minutes of meetings, which are submitted to the full Board for review.

- 51 -

The Audit and Risk Management Committee’s charter and information on the selection and appointment of the Company’s external auditor is available in the corporate governance section on the Company’s website. Information regarding qualifications and meeting attendance can be found in the Directors’ Report of this Annual Report.Principle 5: Make Timely and Balanced DisclosureThe Company has adopted a Market Disclosure Policy to ensure compliance with its continuous disclosure obligations whereby relevant information that could cause a reasonable person to expect a material effect on, or lead to a substantial movement in, the value of Sundance’s share price, is immediately made available to shareholders and the public as a release to the ASX. D Connor, as Company Secretary, has been nominated as the person primarily responsible for communications with the ASX. All material information concerning the Company, including its financial situation, performance, ownership and governance is posted on the Company’s web site to ensure all investors have equal and timely access. The Market Disclosure Policy is available in the corporate governance section on Sundance’s website.Principle 6: Respect the Rights of ShareholdersThe Board fully recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company. All shareholders, who have elected to do so, receive a copy of the Company’s Annual Report and the Annual, Half Yearly and Quarterly Reports are prepared and posted on the Company’s website in accordance with the ASX Listing Rules. Regular updates on operations are made via ASX releases. All information disclosed to the ASX is posted on Sundance’s website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Company’s operation, the material used in the presentation is immediately released to the ASX and posted on the Company’s website. Sundance encourages its shareholders to attend its annual meetings and to discuss and question its Board and management. The Company’s external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. The Shareholder Communications Policy is published on the Company’s website under the corporate governance section.Principle 7: Recognise and Manage Risk7.1 Risk Assessment and ManagementSundance has established a Risk Management Policy whereby the primary purpose of the policy is to ensure that:•Appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that the Company faces in conducting its business;•The financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;•Appropriate responsibilities are delegated to control the risks; and•Any material changes to the Company’s risk profile are disclosed in accordance with the Company’s continuous Market Disclosure Policy.The Audit and Risk Management Committee is responsible for approving and monitoring the overall financial and operational business risk profile of the Company, and reporting its findings to the full Board. In addition, by the nature of the upstream oil and gas business this topic is intrinsically covered during each Board meeting. The Board requires the executives to design and implement the risk management and internal control system to manage the Company, and to report to the Board.The Board has received assurance from the Managing Director and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control which is operating effectively.- 52 -

7.2 Reserves CommitteeDuring July 2014, the Board established a Reserves Committee to assist the Board in monitoring:•The integrity of the Company’s oil, natural gas, and natural gas liquid reserves (the “Reserves”);•The independence, qualifications and performance of the Company’s independent reservoir engineers; and•The compliance by the Company with legal and regulatory requirements.The Reserves Committee consists of three members, H W Holcombe (chairman), M D Hannell, and N Martin, all whom are independent Non-Executive Directors. Formal minutes are kept of each meeting and submitted to the Board for review.The Reserves Committee Charter is available in the corporate governance section of Sundance’s website.Principle 8: Remunerate Fairly and Responsibly8.1 Remuneration and Nominations CommitteeThe Remuneration and Nominations Committee has three members, M D Hannell (chairman), D Hannes and H W Holcombe, all whom are independent Non-Executive Directors, and reports its recommendations to the Board for approval. The Committee determines remuneration levels of senior staff on an individual basis. Advice is sought from an independent consultant based in the U.S.The remuneration of Non-Executive Directors is structured separately from that of the executive Director and senior executives. The Remuneration Report at pages 28 to 43 of this Annual Report sets out details of the Company’s policies and practices for remunerating Directors (Executive and Non-Executive) and Key Management Personnel.The Remuneration and Nominations Committee Charter is available in the corporate governance section of Sundance’s website.- 53 -

Financial Information- 54 -

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December	Note	2014 US$'000	2013 US$'000
Oil and natural gas revenue	3	159,793	85,345
Lease operating and production tax expense	4	(20,489)	(18,383)
General and administrative expense	5	(15,527)	(15,297)
Depreciation and amortisation expense	16, 19	(85,584)	(36,225)
Impairment expense	17	(71,212)	-
Exploration expense	18	(10,934)	-
Finance costs		(699)	232
Gain on sale of non-current assets	6	48,604	7,335
Gain (loss) on derivative financial instruments		11,009	(554)
Other income		(481)	(944)
Profit before income tax		**14,480**	**21,509**
Income tax benefit/(expense)	7	841	(5,567)
Profit attributable to owners of the Company		**15,321**	**15,942**
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations (no income tax effect)		684	(421)
Other comprehensive income (loss)		**684**	**(421)**
Total comprehensive income attributable to owners of the Company		**16,005**	**15,521**
Earnings per share (cents)			
Basic earnings	10	2.9	3.9
Diluted earnings	10	2.9	3.8

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December	Note	2014 US$'000	2013 US$'000
CURRENT ASSETS			
Cash and cash equivalents	11	69,217	96,871
Trade and other receivables	12	25,994	28,748
Derivative financial instruments	13	7,801	-
Income tax receivable		2,697	-
Other current assets	15	8,336	4,038
CURRENT ASSETS		**114,045**	**129,657**
Assets held for sale	6	-	11,593
TOTAL CURRENT ASSETS		**114,045**	**141,250**
NON-CURRENT ASSETS			
Development and production assets	16	519,013	312,230
Exploration and evaluation expenditure	18	155,130	166,144
Property and equipment	19	1,554	1,047
Derivative financial instruments	13	1,782	176
Deferred tax assets	24	3,998	2,303
Other non-current assets	20	998	2,019
TOTAL NON-CURRENT ASSETS		**682,475**	**483,919**
TOTAL ASSETS		**796,520**	**625,169**
CURRENT LIABILITIES			
Trade and other payables	21	46,861	62,811
Accrued expenses	21	72,333	66,273
Income tax payable		-	11,443
Derivative financial instruments	13	130	335
CURRENT LIABILITIES		**119,324**	**140,862**
Liabilities held for sale	6	-	109
TOTAL CURRENT LIABILITIES		**119,324**	**140,971**
NON-CURRENT LIABILITIES			
Derivative financial instruments	13	-	31
Credit facilities, net of deferred financing fees	22	128,805	29,141
Restoration provision	23	8,866	5,074
Deferred tax liabilities	24	102,668	102,711
Other non-current liabilities		1,851	-
TOTAL NON-CURRENT LIABILITIES		**242,190**	**136,957**
TOTAL LIABILITIES		**361,514**	**277,928**
NET ASSETS		**435,006**	**347,241**
EQUITY			
Issued capital	25	306,853	237,008
Share option reserve	26	7,550	5,635
Foreign currency translation	26	(832)	(1,516)
Retained earnings		121,435	106,114
TOTAL EQUITY		**435,006**	**347,241**

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITYForeignShareCurrencyIssuedOptionTranslationRetainedCapitalReserveReserveEarningsTotalUS$’000US$’000US$’000US$’000US$’000Balance at 31 December 201258,6944,045(1,095)90,172151,816Profit attributable to owners of the Company---15,94215,942Other comprehensive loss for the year--(421)-(421)Total comprehensive loss--(421)15,94215,521Shares issued in connection with:a) Merger with Texon132,092---132,092b) Private placement47,398---47,398c) Exercise of stock options813---813Cost of capital raising, net of tax(1,989)---(1,989)Stock compensation value of services-1,590--1,590Balance at 31 December 2013237,0085,635(1,516)106,114347,241Profit attributable to owners of the Company---15,32115,321Other comprehensive income for the year--684-684Total comprehensive income--68415,32116,005Shares issued in connection with:a) Private placement72,178---72,178b) Exercise of stock options260---260Cost of capital raising, net of tax(2,593)---(2,593)Stock compensation value of services-1,915--1,915Balance at 31 December 2014306,8537,550(832)121,435435,006The accompanying notes are an integral part of these consolidated financial statements- 57 -

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December	Note	2014 US$'000	2013 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from sales		170,442	84,703
Payments to suppliers and employees		(29,967)	(21,765)
Interest received		201	126
Derivative proceeds, net		(3)	253
Income taxes paid, net		(12,586)	(671)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	**128,087**	**62,646**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for development expenditure		(361,950)	(154,700)
Payments for exploration expenditure		(39,616)	(20,006)
Payments for acquisition of oil and gas properties		(35,606)	(141,963)
Sale of non-current assets		115,284	37,848
Transaction costs related to sale of non-current assets		(278)	(161)
Cash acquired from merger		-	114,690
Cash (paid) received from escrow and deposit accounts, net		(102)	837
Payments for plant and equipment		(967)	(900)
NET CASH USED IN INVESTING ACTIVITIES		**(323,235)**	**(164,355)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issuance of shares		72,438	48,211
Payments for costs of capital raisings		(3,778)	(2,654)
Payments for acquisition related costs		-	(533)
Borrowing costs paid		(1,065)	(569)
Proceeds from borrowings		165,000	15,000
Repayments from borrowings		(65,000)	(15,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		**167,595**	**44,455**
Net decrease in cash held		**(27,553)**	**(57,254)**
Cash at beginning of period		96,871	154,110
Effect of exchange rates on cash		(101)	15
CASH AT END OF PERIOD	11	**69,217**	**96,871**

The accompanying notes are an integral part of these consolidated financial statements

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited ("SEAL") and its wholly owned subsidiaries, (collectively, the "Company", "Consolidated Group" or "Group"), for the year ended 31 December 2014 was authorised for issuance in accordance with a resolution of the Board of Directors on 31 March 2015. The Group has the power to amend and reissue the financial report.

The Group is a for-profit entity for the purpose of preparing the financial report. The principal activities of the Group during the financial year are the exploration for, development and production of oil and natural gas in the United States of America, and the continued expansion of its mineral acreage portfolio in the United States of America.

Basis of Preparation
The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements are prepared on a historical basis, except for derivative financial instruments which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$'000), except where stated otherwise.

Principles of Consolidation
A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2014 and the results of all controlled entities for the year then ended.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a) Income Tax
The income tax expense for the period comprises current income tax expense/(income) and deferred income tax expense/(income).

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continuedDeferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized. Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.Tax ConsolidationSundance Energy Australia Limited and its wholly-owned Australian controlled entities have agreed to implement the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the newly consolidated group. Under this regime the group entities will be taxed as a single taxpayer. Whilst this choice is yet to be communicated to the Australian Taxation Office, it is intended to be communicated prior to lodgement of the 31 December 2014 income tax return and will be effective from 1 January 2014. Sundance Energy Australia Limited and its wholly-owned Australian controlled entities intend to enter into a Tax Sharing Agreement and Tax Funding Agreement in due course.The head entity of the income tax consolidated group and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.In addition to its own current and deferred tax amounts, Sundance Energy Australia Limited, as head company, also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.- 60 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued b) Exploration and Evaluation Expenditure Exploration and evaluation expenditures incurred are accumulated in respect of each identifiable area of interest. These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalized amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available. The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties. When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortised over the life of the area according to the rate of depletion of the proved and probable developed reserves. The costs associated with the undeveloped acreage are not subject to depletion. The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1(f), to determine whether any of impairment indicators exists. Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the income statement. c) Development and Production Assets and Property and Equipment Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources. The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to ensure that they are not in excess of the recoverable amount from these assets. Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recongised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

An impairment loss is recognized in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value-in-use. In assessing value-in-use, an asset's estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. In addition, the Group considers market data related to recent transactions for similar assets.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of profit or loss and comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 – 33%	Straight Line

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets. For this approach, the calculation is based upon economically recoverable reserves, being proved developed reserves and probable developed reserves, over the life of an asset or group of assets.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount, and recorded as impairment expense within the consolidated statement of profit or loss and other comprehensive income.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit or loss.

d) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception. The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group. All other leases are classified as operating leases.

- 62 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e) Financial Instruments

Recognition and Initial Measurement
Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments
The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap, option and costless collar contracts and interest rate swaps. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised at fair value. Subsequent to initial recognition, derivative financial instruments are recognised at fair value. The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties. The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

i) Financial assets at fair value through profit or loss
Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, when they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

- 63 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group's intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

iv) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

v) Financial liabilities
Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

Derecognition
Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

f) Impairment of Non-Financial Assets
The carrying amounts of the Group's assets are reviewed at each reporting date to determine whether there is any indication of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Exploration and evaluation assets are assessed for impairment in accordance with Note 1(b).

Development and production assets are assessed for impairment on a cash-generating unit basis. A cash-generating unit is the smallest grouping of assets that generates independent cash inflows. Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

An impairment loss is recognized in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

- 64 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continuedThe recoverable amount of an asset is the greater of its fair value less costs to sell (FVLCS) and its value-in-use (VIU). In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs. In addition, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per acre held. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.For development and production assets, the estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Under a FVLCS calculation, future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to external market analysts’ forecasts, current spot prices and forward curves. At 31 December 2014, future NYMEX strip prices, adjusted for basis differentials, were applied in 2015 and gradually increased through 2016 to $75/bbl in 2017 and thereafter.The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized. The Company has not reversed an impairment loss during the years ended 31 December 2014 or 2013.g)                                 Foreign Currency Transactions and BalancesFunctional and presentation currencyBoth the functional currency and the presentation currency of the Group is US dollars. Some subsidiaries have Australian dollar functional currencies which are translated to the presentation currency. All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as all oil and gas properties are located in North America.Transactions and BalancesForeign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.- 65 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies
The financial results and position of foreign subsidiaries whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained profits, issued capital and paid-in-capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

h) Employee Benefits
A provision is made for the Group's liability for employee benefits arising from services rendered by employees to the balance sheet date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity - Settled Compensation
The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity. The fair value of shares issued is determined with reference to the latest ASX share price. Options are fair valued using an appropriate valuation technique which takes into account the vesting conditions.

Restricted Share Unit Plan
The group has a restricted share unit ("RSU") plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group's long-term goals. The target RSUs are based on goals established by the Remuneration and Nominations Committee and approved by the Board. The actual RSUs, awarded annually, are modified according to actual results and generally vest in four equal tranches beginning on the grant date and each of the first three subsequent anniversaries.

i) Provisions
Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

j) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, unrestricted escrow accounts that management expects to be used to settle current liabilities, capital or operating expenditures, or complete acquisitions and bank overdrafts.

k) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to the customer. Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax ("GST").

l) Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis. The Company capitalised eligible borrowing costs at 100 percent equal to $3.4 million and $1.3 million for the years ended 31 December 2014 and 2013, respectively. All other borrowing costs are recognised in income in the period in which they are incurred.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n) Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses. The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The acquisition method is only applied to a business combination when control over the business is obtained. Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners. The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition. Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

- 67 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continuedThe excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a bargain purchase. Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.o)                                                Assets Held for SaleThe Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs. The company did not have any assets classified as held for sale as at 31 December 2014. As at 31 December 2013, all of the Company’s Williston properties were classified as held for sale.p)                                                Critical Accounting Estimates and JudgementsThe Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.Estimates of reserve quantitiesThe estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. Management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers. Management also prepares reserve estimates under SEC guidelines. Reserve estimates conforming to the guidelines prepared by the Society of Petroleum Engineers are utilized for accounting purposes. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations.- 68 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs. In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additional, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods. In the event that future circumstances vary from these assumptions, the recoverable amount of the Group's development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Exploration and Evaluation

The Company's policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future. The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depreciation

Development and production assets are depreciated using the units of production method over economically recoverable reserves representing total proved and probable developed reserves. This results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located. Economically recoverable reserves are defined as proved developed and probable developed reserves. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the units of production rate of depreciation or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change. Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues. Changes in estimates are accounted for prospectively.

Stock Based Compensation
The Group's policy for stock based compensation is discussed in Note 1 (h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances. Stock based compensation related to stock options use estimates for expected volatility of the Company's share price and expected term, including a forfeiture rate, if appropriate.

q) Change in Accounting Estimate
Effective 1 July 2013, the Company had a change in accounting estimate related to the economically recoverable reserves in its Eagle Ford formation used in the units-of-production depletion calculation. Subsequent to the change, the Company began to include management's best estimate of economically recoverable reserves associated with developed properties, which include both proved developed and probable developed reserves. Prior to the change, the Company used economically recoverable reserves associated only with proved developed reserves as probable developed reserves were not significant.

r) Rounding of Amounts
The Company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investment Commission, relating to rounding of amounts in the financial statements. Amounts have been rounded to the nearest thousand.

s) Parent Entity Financial Information
The financial information for the parent entity, SEAL ("Parent Company"), also the ultimate parent, discussed in Note 34, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements, except for its investments in subsidiaries which are accounted for at cost in the individual financial statements of the parent entity less any impairment.

t) Earnings Per Share
The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

u) Adoption of New and Revised Accounting Standards

During the current reporting period the Group adopted all of the new and revised Australian Accounting Standards and Interpretations applicable to its operations which became mandatory. The nature and effect of selected new standards and amendments on the Group's consolidated financial report are described below. Adoption of the other new mandatorily applicable standards did not have a material impact on the financial statement, financial position or performance of the Group.

AASB 2011-4 - *Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure*

This standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report. This standard also removes the individual KMP disclosure requirements for all disclosing entities in relation to equity holdings, loans and other related party transactions.

Amendments to IAS 32 - *Offsetting Financial Assets and Financial Liabilities*

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'. As the Group does not have any financial assets and financial liabilities that qualify for offset, the application of the amendments has had no impact on the disclosure or the Group's consolidated financial statements.

Recently issued accounting standards to be applied in future reporting periods:

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance with applied at a future date. The Group's assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9/IFRS 9 – *Financial Instruments*

AASB 9/IFRS 9 introduces new requirements for the classification, measurement, and derecognition of financial assets and financial liabilities. The final version of IFRS 9 supersedes all previous versions of the standard. However, for annual periods beginning before 1 January 2018, an entity may elect to apply those earlier versions of IFRS 9 if the entity's relevant date of initial application is before 1 February 2015. The effective date of this standard is for fiscal years beginning on or after 1 January 2018. Management is currently assessing the impact of the new standard but it is not expected to have a material impact on the Group's consolidated financial statements.

- 71 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continuedAASB 15/IFRS 15 – Revenue from Contracts with CustomersIn May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5-step approach to revenue recognition:•                                                Step 1: Identify the contract(s) with a customer•                                                Step 2: Identify the performance obligations in the contracts.•                                                Step 3: Determine the transaction price.•                                                Step 4: Allocate the transaction price to the performance obligations in the contract.•                                                Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. The effective date of this standard is for fiscal years beginning on or after 1 January 2017. Management is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date.- 72 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 2 – BUSINESS COMBINATIONSAcquisitions in 2014There were no business acquisitions for the year ended 31 December 2014.Acquisition in 2013On 8 March 2013, the Company acquired 100% of the outstanding shares of Texon Petroleum Ltd (“Texon”, whose name was changed to Armadillo Petroleum Ltd), an Australian corporation with oil and gas assets in the Eagle Ford formation in the United States. The Company acquired Texon to gain access to its existing production and drilling inventory in the Eagle Ford formation. As consideration for substantially all of the net assets of Texon, the Company issued 122.7 million ordinary shares (approximately 30.6% of the total outstanding shares immediately subsequent to the acquisition), which had a fair value of $132.1 million on the acquisition date and net cash consideration of $26.3 million for a total purchase price of $158.4 million. The net cash consideration includes a $141.0 million pre-merger purchase by the Company of certain Texon oil and gas properties, offset by $114.7 million of cash acquired at the time of the merger. The current income tax liability, included in accrued expenses, and deferred tax liability of $33.4 million and $16.9 million, respectively, are comprised of tax liabilities assumed as at the acquisition date and an increase in the tax liability related to the incremental acquisition date fair value of the acquired development and production and exploration and evaluation assets as compared to Texon’s historical basis.The following table reflects the final adjusted assets acquired and the liabilities assumed at their fair value or otherwise where specified by AASB 3/IFRS 3 – Business Combinations (in thousands):Fair value of assets acquired:Trade and other receivables$5,604Other current assets456Development and production assets53,937Exploration and evaluation assets150,474Prepaid drilling and completion costs3,027Amount attributable to assets acquired213,498Fair value of liabilities assumed:Trade and other payables119Accrued expenses37,816Restoration provision277Deferred tax liabilities16,884Amount attributable to liabilities assumed55,096Net assets acquired$158,402Purchase price:Cash and cash equivalents, net of cash acquired$26,310Issued capital132,092Total consideration paid$158,402The net assets recognized in the 31 December 2013 financial statements were based on a provisional assessment of their fair value.- 73 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BUSINESS COMBINATIONS continued

Since the acquisition date of 8 March 2013 through 31 December 2013, the Company has earned revenue of $42.3 million and generated net income of $12.6 million. The following reflects the acquisition's contribution to the Group as if the merger had occurred on 1 January 2013 instead of the closing date of 8 March 2013 (in thousands, except per share information):

	Year ended 31 December 2013
Oil and natural gas revenue	$ 5,163
Lease operating and production expenses	(1,150)
Depreciation and amortization expense	(1,882)
General and administrative expense	(667)
Finance costs	(35)
Profit before income tax	1,429
Income tax expense	(542)
Proforma profit attributable to the period 1 January to 7 March 2013	887
Profit attributable to owners of the Company for the year	15,942
Adjusted profit attributable to the owners of the Company for the year	$ 16,829
Adjusted basic earnings per ordinary share	4.1 ¢
Adjusted diluted earnings per ordinary share	4.0 ¢

The Company incurred $0.2 and $0.5 million for the years ended 31 December 2014 and 2013, respectively, for professional fees and services related to the Texon acquisition. These amounts are included in general and administrative expense in the consolidated statements of profit or loss, and other comprehensive income and financing activities in the consolidated statement of cash flows, respectively.

NOTE 3 – REVENUE

Year ended 31 December	2014 US$'000	2013 US$'000
Oil revenue	144,994	79,365
Natural gas revenue	6,161	2,774
Natural gas liquid (NGL) revenue	8,638	3,206
Total revenue (net of royalties and transportation costs)	159,793	85,345

NOTE 4 – LEASE OPERATING AND PRODUCTION TAX EXPENSE

Year ended 31 December	2014 US$'000	2013 US$'000
Lease operating expense	(12,466)	(11,378)
Workover expense	(1,058)	(743)
Production tax expense	(6,965)	(6,262)
Total lease operating and production tax expense	(20,489)	(18,383)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – GENERAL AND ADMINISTRATIVE EXPENSES

Year ended 31 December	2014 US$'000	2013 US$'000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(3,064)	(4,553)
General legal and professional fees	(4,661)	(3,307)
Corporate fees	(2,676)	(2,344)
Regulatory expenses	(1,374)	(2,313)
Share based payments expense	(1,915)	(1,590)
Rent	(631)	(234)
Other expenses	(1,206)	(956)
Total general and administrative expenses	(15,527)	(15,297)

The company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $4.5 million and $2.9 million for the years ended 31 December 2014 and 2013, respectively.

NOTE 6 – GAIN ON SALE OF NON-CURRENT ASSETS

Disposals in 2014
In July 2014, the Company sold its remaining Denver-Julesburg Basin assets for net proceeds of $108.8 million in cash, which includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells. The sale resulted in a pre-tax gain of $48.7 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

In July 2014, the Company sold its remaining Bakken assets, located in the Williston Basin, for approximately $14.0 million, which included $10 million in cash and approximately $4.0 million in settlement of a net liability due to the buyer. The sale resulted in a pre-tax gain of $1.6 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014. As at 31 December 2013, the carrying costs of these assets were $11.6 million and were classified as held for sale.

For the Denver-Julesburg Basin sales proceeds, the Company elected to apply Section 1031 "like-kind exchange" treatment under the US tax rules, which allow deferral of the gain if the proceeds are used to acquire "like-kind property" within six months of the closing date of the transaction. In addition, the US tax rules allow the deduction of all intangible drilling costs ("IDCs") in the period incurred. In January 2015, the Company deferred majority of the taxable gain on the sale of the Denver-Julesburg Basin by acquiring qualified replacement properties.

- 75 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – GAIN ON SALE OF NON-CURRENT ASSETS continued

Disposals in 2013

In the fourth quarter of 2013, the Company sold all of its interests in the Phoenix prospect, located in the Williston Basin, for gross proceeds of $39.8 million. It was determined that approximately $26.0 million of the Company's carrying costs related to its Phoenix development and production properties at the time of the disposal. The sale resulted in a pre-tax gain of $8.2 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2013. During 2014, the Company finalized adjustments to the purchase price for the Phoenix sale, which resulted in a net reduction of $0.9 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

The Company deferred majority of the taxable gain on the sale of the Phoenix development by acquiring qualified replacement properties or utilizing IDCs from its development program.

NOTE 7 – INCOME TAX EXPENSE

Year ended 31 December	2014 US$'000	2013 US$'000
a) The components of income tax expense comprise:		
Current tax benefit/(expense)	(17)	21,398
Deferred tax benefit/(expense)	858	(26,965)
Total income tax benefit/(expense)	841	(5,567)
b) The prima facie tax on income from ordinary activities before income tax is reconciled to the income tax as follows:		
Profit before income tax	14,480	21,509
Prima facie tax expense at the Group's statutory income tax rate of 30% (2013:30%)	4,344	6,453
Increase (decrease) in tax expense resulting from:		
- Difference of tax rate in US controlled entities	220	1,607
- Impact of direct accounting from US controlled entities [1]	(3,044)	72
- Employee options	428	-
- Excess depletion	(489)	-
- Other allowable items	295	144
- Tax adjustments relating to prior years	(1,063)	(984)
- Change in apportioned state tax rates in US controlled entities [2]	(992)	(1,520)
- Tax consolidation election [3]	(3,058)	-
- Change in unrecognized tax losses	2,518	(205)
Total Income tax (benefit)/expense	(841)	5,567

- 76 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INCOME TAX EXPENSE continued

Year ended 31 December	2014 US$'000	2013 US$'000
c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	2,685	170
d) Deferred tax charged directly to equity:		
- Equity raising costs	1,147	665
- Currency translation adjustment	(268)	-

1) The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis. A significant portion of the 2014 impairment related to this jurisdiction resulting in a deferred tax benefit of $3,044 creating deferred tax assets, of which $2,064 were unrecognized.

2) The change in apportioned state tax rates in US controlled entities is a result of the Company disposing of its property in Colorado (income tax rate of 4.63%) (2013: North Dakota with income tax rate of 4.53%) through a tax deferred sale and reinvesting the property in Texas (margin tax rate of 1%). As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

3) This income tax benefit results from the election to consolidate certain Australian subsidiaries for income tax purposes effective 1 January 2014, making previously unrecognized deferred tax assets of one of these Australian subsidiaries available for utilization against future income of the consolidated Australian entities. These deferred tax assets were previously unrecognized due to the lack of evidence of future taxable income for these Australian subsidiaries on a stand-alone basis.

NOTE 8 – KEY MANAGEMENT PERSONNEL COMPENSATION

a) Names and positions held of Consolidated Group key management personnel in office at any time during the financial period are:

Mr M Hannell	Chairman Non-executive
Mr E McCrady	Managing Director and Chief Executive Officer
Mr D Hannes	Director – Non-executive
Mr N Martin	Director – Non-executive
Mr W Holcombe	Director – Non-executive
Ms C Anderson	Chief Financial Officer
Ms G Ford	Vice President of Exploration and Development

Based on her increased responsibilities due to the Company's growth, Ms. Ford was deemed to be a KMP during the 2014 fiscal year. Prior to that time, Ms. Ford was not considered to be KMP

Other than Directors and Officers of the Company listed above, there are no additional key management personnel.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – KEY MANAGEMENT PERSONNEL COMPENSATION continued

b) Key Management Personnel Compensation

The total cash remuneration paid to Key Management Personnel ("KMP") of the Group during the year is as follows:

Year ended 31 December	2014 US$	2013 US$
Short term wages and benefits	2,001,893	1,864,751
Equity settled-options based payments	1,207,989	625,161
Post-employment benefit	56,882	55,416
	3,266,764	2,545,328

c) Options Granted as Compensation

No options were granted as compensation during each of the years ended 31 December 2014 and 2013 to KMP from the Sundance Energy Employee Stock Option Plan. Options generally vest in five equal tranches of 20% on the grant date and each of the four subsequent anniversaries of the grant date.

d) Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 1,451,917 ($1.4 million fair value) and 623,251 ($0.6 million fair value) during the years ended 31 December 2014 and 2013, respectively, to KMP from the Sundance Energy Long Term Incentive Plan. RSUs generally vest in four equal tranches of 25% on the grant date and each of the three subsequent anniversaries of the grant date.

NOTE 9 – AUDITORS' REMUNERATION

Year ended 31 December	2014 US$	2013 US$
Cash remuneration of the auditor for:		
Auditing or review of the financial report	428,888	90,941
Professional services related to filing of various Forms with the US Securities and Exchange Commission	244,754	430,055
Non-audit services related to Texon acquisition	-	76,708
Taxation services provided by the practice of auditor	68,815	47,783
Total remuneration of the auditor	742,457	645,487

- 78 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 10 – EARNINGS PER SHARE (EPS)20142013Year ended 31 DecemberUS$’000US$’000Profit for periods used to calculate basic and diluted EPS15,32115,942NumberNumberof sharesof shares•Weighted average number of ordinary shares outstandingduring the period used in calculation of basic EPS531,391,405413,872,184•Incremental shares related to options and restrictedshare units3,208,2142,685,150•Weighted average number of ordinary shares outstandingduring the period used in calculation of diluted EPS534,599,619416,557,334NOTE 11 – CASH AND CASH EQUIVALENTS20142013Year ended 31 DecemberUS$’000US$’000Cash at bank and on hand18,22259,918Cash equivalents in escrow accounts50,99536,953Total cash and cash equivalents69,21796,871As at 31 December 2014 and 2013, the Company had approximately $51.0 million and $37.0 million, respectively, in Section 1031 escrow accounts which are not limited in use, except that the timing of tax payments will be accelerated if not used on qualified “like-kind property.” As such, the balances have been included in the Company’s cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows as at 31 December 2014 and 2013, respectively.- 79 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TRADE AND OTHER RECEIVABLES

Year ended 31 December	2014 US$'000	2013 US$'000
Oil, natural gas and NGL sales	13,246	23,364
Joint interest billing receivables	11,587	5,353
Commodity hedge contract receivables	1,153	-
Other	8	31
Total trade and other receivables	25,994	28,748

As at 31 December 2013, the Group had a receivable balance of $11.7 million, which was outside normal trading terms (the receivable was past due but not impaired), offset by a payable balance of $16.7 million to the same debtor company (see Note 20 for additional information). The Company's remaining Bakken assets were sold to the debtor company in July 2014, for approximately $14.0 million, including the settlement of the net liability due to the debtor company.

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value. No receivables were outside of normal trading terms as at 31 December 2014.

NOTE 13 – DERIVATIVE FINANCIAL INSTRUMENTS

Year ended 31 December	2014 US$'000	2013 US$'000
FINANCIAL ASSETS:		
Current		
Derivative financial instruments – commodity contracts	7,801	-
Non-current		
Derivative financial instruments – commodity contracts	1,675	-
Derivative financial instruments – interest rate swaps	107	176
Total financial assets	9,583	176
FINANCIAL LIABILITIES:		
Current		
Derivative financial instruments – commodity contracts	-	(188)
Derivative financial instruments – interest rate swaps	(130)	(147)
Non-current		
Derivative financial instruments – commodity contracts	-	(31)
Total financial liabilities	(130)	(366)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2014 (US$'000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative commodity contracts	-	9,476	-	9,476
Interest rate swap contracts	-	107	-	107
Development and production assets (1)	-	-	455,084	455,084
Liabilities measured at fair value				
Interest rate swap contracts	-	(130)	-	(130)
Net fair value	-	9,453	455,084	464,537

(1) Excludes work-in-progress and restoration provision assets totaling $63.9 million.

Consolidated 31 December 2013 (US$'000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Interest rate swap contract	-	176	-	176
Liabilities measured at fair value				
Derivative commodity contracts	-	(219)	-	(219)
Interest rate swap contracts	-	(147)	-	(147)
Net fair value	-	(190)	-	(190)

During the years ended 31 December 2014 and 2013, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

- 81 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE MEASUREMENT continued

Measurement of Fair Value

a) Derivatives

Derivatives entered into by the Company consist of commodity contracts and interest rate swaps. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company's derivative instruments are included within the Level 2 fair value hierarchy.

b) Credit Facilities

As at 31 December 2014, the Company had $95 million and $35 million of principal debt outstanding on the Senior Credit Facility and the Junior Credit Facility, respectively. The estimated fair value of the Senior Credit Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less. The estimated fair value of the Junior Credit Facility was approximately $41.8 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Junior Credit Facility was determined by using a discounted cash flow model using a discount rate that reflects the Company's assumed borrowing rate at the end of the reporting period.

c) Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 15 – OTHER CURRENT ASSETS

Year ended 31 December	2014 US$'000	2013 US$'000
Cash advances to other operators	3,270	685
Escrow accounts	1,000	1,498
Oil inventory on hand, at cost	1,331	1,088
Equipment inventory, at cost	1,315	-
Prepaid expenses	1,401	753
Other	19	14
Total other current assets	8,336	4,038

- 82 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – DEVELOPMENT AND PRODUCTION ASSETS

Year ended 31 December	2014 US$'000	2013 US$'000
Costs carried forward in respect of areas of interest in:		
Development and production assets, at cost:		
Producing assets	652,035	297,469
Wells-in-progress	56,043	55,636
Development and production assets, at cost:	708,078	353,105
Accumulated depletion	(117,613)	(40,635)
Provision for impairment	(71,452)	(240)
Total Development and Production Expenditure	519,013	312,230
a) Movements in carrying amounts:		
Development expenditure		
Balance at the beginning of the period	312,230	79,729
Amounts capitalised during the period	350,196	219,121
Amounts transferred from exploration phase	59,209	31,999
Fair value of assets acquired	-	54,258
Allocation of working interest assets acquired	2,244	-
Reclassifications to assets held for sale	-	(10,489)
Impairment expense	(71,212)	-
Depletion expense	(85,357)	(36,294)
Development and production assets, net of accumulated amortization, sold during the period	(48,297)	(26,094)
Balance at end of period	519,013	312,230

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the year ended 31 December 2014 was $3.4 million (2013: $1.3 million). The interest capitalization rate for both years ended 31 December 2014 and 2013 was 100%.

- 83 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – IMPAIRMENT OF NON-CURRENT ASSETS

At 31 December 2014, the Group reassessed the carrying amount of its non-current assets for indicators of impairment in accordance with the Group's accounting policy. Due to the change in the oil pricing environment at year-end, the Company determined that there was an indication of impairment for development and production assets.

Each of the Group's development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Estimates of recoverable amounts are based on the higher of an asset's value-in-use or fair value less costs to sell (level 3 fair value hierarchy), using a discounted cash flow method, and are most sensitive to the key assumptions such as pricing, discount rates, and reserve risk factors. The Group has used the FVLCS calculation whereby future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.

Estimates of future commodity prices are based on the Group's best estimates of future market prices with reference to external market analysts' forecasts, current spot prices and forward curves. At 31 December 2014, future NYMEX strip prices, adjusted for basis differentials, were applied in 2015 and gradually increased through 2016 to $75/bbl in 2017 and thereafter.

The post-tax discount rate that has been applied to the above non-current assets was 8.0%. The Group also applied further risk-adjustments appropriate for risks associated with its developed and undeveloped reserves using a weighted average risk-adjustment rate of 6% and 17%, respectively, based on the risk associate with each reserve category.

Recoverable amounts and resulting impairment write-downs recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income for the year ended 31 December 2014 are presented in the table below:

Cash-generating unit	Carrying costs (1) US$'000	Recoverable amount US$'000	Impairment US$'000
Development and production assets:			
Eagle Ford	400,761	389,764	10,997
Mississippian/Woodford	125,535	65,320	60,215
Total development and production assets	526,296	455,084	71,212

(1) Carrying costs exclude work-in-progress that is not subject to impairment analysis.

The impairment charge of $71.2 million noted above is primarily the result from the lower oil price environment.

- 84 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – EXPLORATION AND EVALUATION EXPENDITURE

Year ended 31 December	2014 US$'000	2013 US$'000
Costs carried forward in respect of areas of interest in:		
Exploration and evaluation phase, at cost	156,680	167,694
Provision for impairment	(1,550)	(1,550)
Total Exploration and Evaluation Expenditure	155,130	166,144
a) Movements in carrying amounts:		
Exploration and evaluation		
Balance at the beginning of the period	166,144	33,439
Amounts capitalised during the period	39,670	14,770
Fair value of assets acquired	-	151,115
Allocation of working interest assets acquired	34,184	-
Exploration costs expensed [1]	(10,934)	-
Reclassifications to assets held for sale	-	(1,104)
Amounts transferred to development phase	(59,209)	(31,999)
Exploration tenements sold during the period	(14,725)	(77)
Balance at end of period	155,130	166,144

(1) The Company drilled three exploratory wells in the Anadarko Basin that did not have economically recoverable reserves (i.e. dry wells) and as such, all associated costs were written off.

In July 2014, the Company acquired the working interest in approximately 9,200 gross (5,700 net) in Dimmit County, Texas. The purchase price included an initial cash payment of $35.5 million and a commitment to drill four Eagle Ford wells. The purchase price was allocated between exploration and evaluation and development and production assets based on discounted cash flows of developed producing wells.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTE 19 – PROPERTY AND EQUIPMENT

Year ended 31 December	2014 US$'000	2013 US$'000
Property and equipment, at cost	2,570	1,603
Accumulated depreciation	(1,016)	(556)
Total Property and Equipment	1,554	1,047
a) Movements in carrying amounts:		
Balance at the beginning of the period	1,047	423
Amounts capitalised during the period	967	886
Depreciation expense	(460)	(262)
Balance at end of period	1,554	1,047

- 85 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – OTHER NON-CURRENT ASSETS

Year ended 31 December	2014 US$'000	2013 US$'000
Escrow accounts	998	2,000
Other	-	19
Total other non-current assets	998	2,019

NOTE 21 – TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

Year ended 31 December	2014 US$'000	2013 US$'000
Oil and natural gas property and operating related	117,117	123,938
Administrative expenses, including salaries and wages	2,077	5,146
Total trade, other payables and accrued expenses	119,194	129,084

At 31 December 2013, the Group had payable balances of $16.7 million which was outside normal payment terms, offset by a receivable balance of $11.7 million to the same creditor company (see Note 12 for additional information). The Company's remaining Bakken assets were sold to this company in July 2014, for approximately $14.0 million, including the settlement of the net liability.

NOTE 22 – CREDIT FACILITIES

Year ended 31 December	2014 US$000	2013 US$000
Senior Credit Facility	95,000	15,000
Junior Credit Facility	35,000	15,000
Total credit facilities	130,000	30,000
Deferred financing fees	(1,195)	(859)
Total credit facilities, net of deferred financing fees	128,805	29,141

Junior Credit Facility

In August 2013, Sundance Energy, Inc. ("Sundance Energy"), a wholly owned subsidiary of the Company, entered into a second lien credit agreement with Wells Fargo Energy Capital, Inc., as the administrative agent (the "Junior Credit Facility"), which provides for term loans to be made in a series of draws up to $100 million. The Junior Credit Facility matures in June 2018 and is secured by a second priority lien on substantially all of the Company's assets. Upon entering into the Junior Credit Facility, the Company immediately borrowed $15 million pursuant to the terms of the Junior Credit Facility and paid down the outstanding principal of the Senior Credit Facility. In May 2014, the Company's borrowing capacity increased to $35 million. As at 31 December 2014, the borrowing capacity under the Junior Credit Facility remains at $35 million.

- 86 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTSNOTE 22 – CREDIT FACILITIES continuedThe principal amount of the loans borrowed under our Junior Credit Facility is due in full on the maturity date. Interest on the Junior Credit Facility accrues at a rate equal to the greater of (i) 8.50% or (ii) a base rate (being, at our option, either (a) LIBOR for the applicable interest period (adjusted for Eurodollar Reserve Requirements) or (b) the greatest of (x) the prime rate announced by Wells Fargo Bank, N.A., (y) the federal funds rate plus 0.50% and (z) one-month adjusted LIBOR plus 1.00%), plus a margin of either 6.5% or 7.5%, based on the base rate selected.The Company is also required under our Junior Credit Facility to maintain the following financial ratios:•a current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;•a maximum leverage ratio, consisting of consolidated debt to adjusted consolidated EBITDAX (as defined in the Junior Credit Facility), of not greater than 4.5 to 1.0 as of the last day of any fiscal quarter (beginning 30 September 2013); and•an asset coverage ratio, consisting of PV10 to consolidated debt, of not less than 1.5 to 1.0, as of certain test dates.For the years ended 31 December 2014 and 2013, the Company capitalised $0.7 million and $0.3 million, respectively, of financing costs related to the Junior Credit Facility, which offset the principal balance. As at 31 December 2014 there was $35.0 million outstanding under the Company’s Junior Credit Facility. As at 31 December 2014, the Company was in compliance with all restrictive financial and other covenants under the Junior Credit Facility.Senior Credit FacilityOn 31 December 2012, Sundance Energy entered into a credit agreement with Wells Fargo Bank, N.A. (the “Senior Credit Facility”), pursuant to which up to $300 million is available on a revolving basis. The borrowing base under the Senior Credit Facility is determined by reference to the value of the Company’s proved reserves. The agreement specifies a semi-annual borrowing base redetermination and the Company can request two additional redeterminations each year. The borrowing capacity was increased from prior year to $110 million as at 31 December 2014 based on Company reserves as at 31 December 2014. As at 31 December 2014, the Company had $15 million undrawn on the Senior Credit Facility. In conjunction with the increase in the borrowing base, the Company has expanded the syndicate of banks under the Senior Credit Facility. With Wells Fargo as administrative agent, Bank of America Merrill Lynch and the Bank of Nova Scotia have now joined the banking group.Interest on borrowed funds accrue, at the Company’s option, of i) LIBOR plus a margin that ranges from 175 to 275 basis points or ii) the Base Rate, defined as a rate equal to the highest of (a) the Federal Funds Rate plus ½ of 1%, (b) the Prime Rate, or (c) LIBOR plus a margin that ranges from 75 to 175 basis points. The applicable margin varies depending on the amount drawn. The Company also pays a commitment that ranges from 37.5 to 50 basis points on the undrawn balance of the borrowing base. The agreement has a five-year term and contains both negative and affirmative covenants, including minimum current ratio and maximum leverage ratio requirements consistent with the Junior Credit Facility’s. Certain development and production assets are pledged as collateral and the facility is guaranteed by the Parent Company.For the years ended 31 December 2014 and 2013, the Company capitalised nil and $0.2 million, respectively, of financing costs related to the Senior Credit Facility, which offset the principal balance. As at 31 December 2014 there was $95.0 million outstanding under the Company’s Senior Credit Facility. As at 31 December 2014, the Company was in compliance with all restrictive financial and other covenants under the Senior Credit Facility.The Company capitalised $3.4 million and $1.3 million of interest expense during the years ended 31 December 2014 and 2013, respectively.- 87 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RESTORATION PROVISION

The restoration provision represents the best estimate of the present value of restoration costs relating to the Company's oil and natural gas interests, which are expected to be incurred up to 2043. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual restoration costs will reflect market conditions at the relevant time. Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

Year ended 31 December	2014 US$'000	2013 US$'000
Balance at the beginning of the period	5,074	1,228
New provisions	3,677	1,601
Changes in estimates	1,541	2,021
Disposals	(2,314)	(146)
New provisions assumed from acquisition	822	397
Reclassified to assets held for sale	-	(109)
Unwinding of discount	66	82
Balance at end of period	8,866	5,074

NOTE 24 – DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

Year ended 31 December	2014 US$'000	2013 US$'000
Net deferred tax assets:		
Share issuance costs	2,172	1,069
Net operating loss carried forward	1,826	473
Unrecognized foreign currency gain (loss)	-	761
Total net deferred tax assets	3,998	2,303
Deferred tax liabilities:		
Development and production expenditure	(106,343)	(114,042)
Derivatives	(3,351)	-
Offset by deferred tax assets with legally enforceable right of set-off:		
Net operating loss carried forward	5,943	10,373
Other	1,083	958
Total net deferred tax liabilities	(102,668)	(102,711)

- 88 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid. All shares issued are authorized. Shares have no par value.

a) Ordinary Shares	Number of Shares
Total shares issued and outstanding at 31 December 2012	278,765,141
Shares issued during the year	184,408,527
Total shares issued and outstanding at 31 December 2013	463,173,668
Shares issued during the year	86,122,171
Total shares issued and outstanding at 31 December 2014	549,295,839

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Year ended 31 December	2014 US$'000	2013 US$'000
b) Issued Capital		
Beginning of the period	237,008	58,694
Shares issued in connection with:		
Merger with Texon	-	132,092
Private placement	72,178	47,398
Exercise of stock options	260	813
Total shares issued during the period	72,438	180,303
Cost of capital raising during the period, net of tax benefit	(2,593)	(1,989)
Closing balance at end of period	306,853	237,008

c) Options on Issue

Details of the share options outstanding as at 31 December:

Grant Date	Expiry Date	Exercise Price A$	2014 No. of options	2013 No. of options
02 Dec 2010	01 Dec 2015	0.37	-	291,666
02 Mar 2011	30 Jun 2014	0.95	-	30,000
03 Jun 2011	15 Jan 2016	0.65	500,000	500,000
06 Jun 2011	01 Sep 2015	0.95	30,000	30,000
06 Sep 2011	31 Dec 2018	0.95	1,200,000	1,200,000
05 Dec 2011	05 Mar 2019	0.95	1,000,000	1,000,000
01 Nov 2012	01 Feb 2020	1.15	-	350,000
03 Dec 2012	03 Mar 2020	1.15	-	350,000
01 Apr 2013	01 Jul 2020	1.25	-	350,000
24 Sept 2013	23 Dec 2020	1.40	-	950,000
Total share options outstanding			2,730,000	5,051,666

- 89 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – ISSUED CAPITAL continued

d) Restricted Share Units on Issue

Details of the restricted share units outstanding as at 31 December:

Grant Date	2014 No. of RSUs	2013 No. of RSUs
05 Dec 2011	-	88,500
15 Oct 2012	352,676	709,817
19 April 2013	411,769	625,304
28 May 2013	187,124	280,686
15 April 2014	126,666	-
24 April 2014	1,291,951	-
29 April 2014	90,000	-
30 May 2014	503,991	-
Total RSUs outstanding	2,964,177	1,704,307

e) Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group's debt and capital includes ordinary share capital and financial liabilities, supported by financial assets. Other than the covenants described in Note 21, the Group has no externally imposed capital requirements.

Management effectively manages the Group's capital by assessing the Group's financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period. The strategy is to ensure that the Group's gearing ratio remains minimal. As at 31 December 2014 and 2013, the Company had $128.8 million and $29.1 million of outstanding debt, net of deferred financing fees, respectively.

- 90 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 26 – RESERVESa)Share Option ReserveThe share option reserve records items recognised as expenses on valuation of employee and supplier share options and restricted share units.b)Foreign Currency Translation ReserveThe foreign currency translation reserve records exchange differences arising on translation of the Parent Company.NOTE 27 – CAPITAL AND OTHER EXPENDITURE COMMITMENTSCapital commitments relating to tenementsAs at 31 December 2014, all of the Company’s exploration and evaluation and development and production assets are located in the United States of America (“US”).The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements. However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.- 91 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – CAPITAL AND OTHER EXPENDITURE COMMITMENTS continued

The following tables summarize the Group's contractual commitments not provided for in the consolidated financial statements:

As at 31 December 2014	Total	Less than 1 year	1 – 5 years	More than 5 years
Drilling rig commitments [1]	1,460	1,460	-	-
Operating lease commitments [3]	2,363	430	1,933	-
Employment commitments [4]	742	370	372	-
Total expenditure commitments	4,565	2,260	2,305	-

As at 31 December 2013	Total	Less than 1 year	1 – 5 years	More than 5 years
Drilling rig commitments [1]	5,159	5,159	-	-
Drilling commitments [2]	2,000	-	2,000	-
Operating lease commitments [3]	1,860	200	1,354	306
Employment commitments [4]	104	104	-	-
Total expenditure commitments	9,123	5,463	3,354	306

(1) As at 31 December 2014 the Company had one (2013: four) outstanding drilling rig contracts to explore and develop the Company's properties. The contracts generally have terms of 6 months. Amounts represent minimum expenditure commitments should the Company elect to terminate these contracts prior to term.

(2) On 31 December 2012, the Company entered into an agreement to acquire certain oil and natural gas properties located in the Wattenberg Field and to drill 45 net wells by 31 December 2015 on the acquired properties (the "Drilling Commitment"). As each qualifying well is drilled, approximately $67 thousand is paid from the escrow account to the Company. However, for each required net commitment well not completed by the Company during that prorated commitment year, the Company is to pay the seller of the properties approximately $67 thousand from the escrow account. Certain clawback provisions allow the Company to recoup amounts paid to the sellers if the total 45 wells are drilled by 31 December 2015. The Company sold the properties in July 2014 and should the buyer drill any qualifying wells, the obligation would be satisfied. As at 31 December 2014, the Company and the buyer had not drilled any wells and the Company does not expect any wells to be drilled under this provision in 2015. As such, the remaining commitment of $2.0 million was accrued in our consolidated statement of financial position and recognised against the gain on sale of assets in the consolidated statement of profit or loss and comprehensive income.

(3) Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space not provided for in the consolidated financial statements.

(4) Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company's Remuneration Report.

- 92 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – CONTINGENT ASSETS AND LIABILITIES

At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137/IFRS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*

NOTE 29 – OPERATING SEGMENTS

The Company's strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is the Company's only major line of business and only major geographic area of operations. All of the basins and/or formations in which the Company operates have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker ("CODM"), whom is the Company's Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America.

The CODM reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows. As a result no reconciliation is required, because the information as presented is used by the CODM to make strategic decisions.

Geographic Information
The operations of the Group are located in only one geographic location, North America. All revenue is generated from sales to customers located in North America.

Revenue from one major customer exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2014 and accounted for 65 percent (2013: four major customers accounted for 47 percent, 15 percent, 10 percent and 10 percent) of our consolidated oil, natural gas and NGL revenues.

- 93 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 – CASH FLOW INFORMATION

	Year ended 31 December	2014 US$'000	2013 US$'000
a)	**Reconciliation of cash flows from operations with income from ordinary activities after income tax**		
	Profit from ordinary activities after income tax	15,321	15,942
	Adjustments to reconcile net profit to net operating cash flows:		
	Depreciation and amortisation expense	85,584	36,225
	Share options expensed	1,915	1,590
	Unrealised (gains) losses on derivatives	(9,642)	837
	Net gain on sale of properties	(48,604)	(7,335)
	Impairment of development and production assets	71,212	-
	Unsuccessful exploration and evaluation expense	10,934	-
	Amortisation of deferred financing fees	316	140
	Add: Interest expense (disclosed in investing and financing activities)	383	-
	Recognition of DTA on items directly within equity	879	665
	Other	126	(153)
	Changes in assets and liabilities:		
	- (Decrease) increase in current and deferred income tax	(14,606)	5,147
	- Decrease in other assets	28	2,155
	- Decrease (increase) in trade and other receivables	8,679	(3,541)
	- Increase in trade and other payables	5,562	10,974
	Net cash provided by operating activities	128,087	62,646

b) Non Cash Financing and Investing Activities

- During the year ended 31 December 2014 the net gain on sale of properties for the disposition of the Company's remaining Williston assets included the relief of a net payable due to the buyer of $4.0 million ($17.1 million payable and $13.1 million receivable).
- During the year ended 31 December 2013 $132.1 million in shares were issued in connection with the Texon acquisition.

- 94 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – SHARE BASED PAYMENTS

Options

During the years ended 31 December 2014 and 2013, a total of nil and 2,000,000 options were granted to employees pursuant to employment agreements and a total of 431,666 and 2,725,000 previously issued options were exercised, respectively. There were 700,000 awarded options that the Company issued in early 2013 for which Company employees rendered services during the six month period ended 31 December 2012.

Year ended 31 December	2014		2013	
	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	5,051,666	1.02	5,776,666	0.59
Formally issued	-	-	2,000,000	1.29
Forfeited	(1,890,000)	1.29	-	-
Exercised	(431,666)	0.62	(2,725,000)	0.31
Expired	-	-	-	-
Outstanding at end of period	2,730,000	0.90	5,051,666	1.02
Exercisable at end of period	1,930,000	0.87	2,241,666	0.87

The following tables summarise the options issued and awarded and their related grant date, fair value and vesting conditions for the year ended 31 December 2013. No options were issued during the year ended 31 December 2014.

For options outstanding as at 31 December 2014, the exercise price ranged from A$0.65 to A$0.95 and the weighted average remaining contractual life was 3.5 years.

Options issued during the year ended 31 December 2013:

Grant Date	Number of Options	Estimated Fair Value (US$'000)	Vesting Conditions
1 April 2013	350,000	$ 217	20% issuance date, 20% first four anniversaries
24 September 2013	950,000	$ 475	20% issuance date, 20% first four anniversaries
Total	1,300,000	$ 692	

Share based payments expense related to options is determined pursuant to AASB 2 - Share Based Payments ("AASB 2") / IFRS 2 – Share Based Payments ("IFRS 2"), and is recognised pursuant to the attached vesting conditions. The fair value of the options awarded ranged from A$0.53 to A$0.59 for the year ended 31 December 2013, which were calculated using a Black-Sholes options pricing model. Expected volatilities are based upon the historical volatility of the ordinary shares. Historical data is also used to estimate the probability of option exercise and potential forfeitures.

- 95 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – SHARE BASED PAYMENTS continued

The following table summarises the key assumptions used to calculate the estimated fair value awarded or granted during the year ended 31 December 2013:

	2013
Share price:	A$ 1.06 – A$1.10
Exercise price:	A$1.25 – 1.40
Expected volatility:	60%
Option term:	5.75 years
Risk free interest rate:	2.82 to 3.10%

Restricted Share Units

During the years ended 31 December 2014 and 2013, the Board of Directors awarded 2,839,626 and 1,237,994 RSUs to certain employees. These awards were made in accordance with the long-term equity component of the Company's incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors' Report. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2 / IFRS 2. The fair values of RSUs were estimated at the date they were approved by the Board of Directors (the measurement dates) based on the Company's stock price at the date of grant. The value of the vested portion of these awards has been recognised within the financial statements. This information is summarised for the Group for the years ended 31 December 2014 and 2013, respectively, below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$
Outstanding at 31 December 2012	**2,090,893**	**0.59**
Issued	1,237,994	0.91
Converted to ordinary shares	(1,511,511)	0.76
Forfeited	(113,069)	0.76
Outstanding at 31 December 2013	**1,704,307**	**0.83**
Issued	2,839,626	0.97
Converted to ordinary shares	(1,479,978)	0.89
Forfeited	(99,778)	0.92
Outstanding at 31 December 2014	**2,964,177**	**0.93**

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$'000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25% issuance date, 25% first three anniversaries
5 May 2014	135,000	123	33% issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	172	33% issuance date, 33% first two anniversaries
30 May 2014	671,988	680	25% issuance date, 25% first three anniversaries
	2,839,626	$ 2,586	

- 96 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 – SHARE BASED PAYMENTS continued

RSUs awarded during the year ended 31 December 2013:

Grant Date	Number of RSUs	Estimated Fair Value (US$'000)	Vesting Conditions
19 April 2013	863,746	$ 789	25% issuance date, 25% first three anniversaries
28 May 2013	374,248	354	25% issuance date, 25% first three anniversaries
	1,237,994	$ 1,143	

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company. Once converted to ordinary shares, the RSUs are no longer restricted. As the daily closing price of the Company's ordinary shares approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

The total share based compensation expense for the years ended 31 December 2014 and 2013 was $1.9 million and $1.6 million, respectively.

NOTE 32 – RELATED PARTY TRANSACTIONS

N Martin was previously a partner of Minter Ellison Lawyers and is now a consultant for Minter Ellison Lawyers as well as a Director of the Company. Minter Ellison Lawyers were paid a non material amount for legal services for the year ended 31 December 2014 and $0.2 million for legal services for the years ended 31 December 2013.

NOTE 33 – FINANCIAL RISK MANAGEMENT

a) Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group's risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group utilises derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group's financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

i) Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii) Financial Risk Exposure and Management

Interest rate risk is managed with a mixture of fixed and floating rate cash deposits. As at 31 December 2014 and 2013 approximately nil of Group deposits are fixed. It is the policy of the Group to keep surplus cash in interest yielding deposits.

- 97 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 – FINANCIAL RISK MANAGEMENT continued

The Group's interest rate risk arises from its borrowings. Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with floating interest rates.

During the year ended 31 December 2013, the Group entered into US dollar denominated interest rate swaps which fix the interest rate associated with the credit facilities to protect against the floating LIBOR rates through 2017. As at 31 December 2014 the Group had interest rate swaps with a notional contract amount of $15.0 million (2013: $15.0 million).

The net fair value of interest rate swaps at 31 December 2014 was relatively immaterial, comprising long-term assets of $0.1 million (2013: $0.2 million) and current liabilities of $0.1 million (2013: 0.1 million). These amounts were recognised as Level 2 fair value derivatives. (See Note 14)

iii) Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group's hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex and LLS market spot rates reduced for basis differentials in the basins from which the Company produces. Gas is sold using Henry Hub and Houston Ship Channel market spot prices. Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group's policy is to hedge less than 50% of anticipated future oil and gas production for up to 24 months. The Group may hedge over 50% or beyond 24 months with approval of the Board. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

Commodity Hedge Contracts outstanding as at 31 December 2014

Contract Type	Counterparty	Basis	Quantity/mo	Strike Price	Term
Collar	Wells Fargo	WTI	2,000 BBL	$75.00/$98.65	1 Jan 15 – 31 Dec 15
Collar	Shell Trading US	LLS	3,000 BBL	$85.00/$101.05	1 Jan 15 – 31 Dec 15
Collar	Wells Fargo	WTI	2,000 BBL	$80.00/$97.00	1 Jan 15 – 31 Dec 15
Collar	Wells Fargo	WTI	1,000 BBL	$80.00/$94.94	1 Jan 15 – 31 Dec 15
Swap	Wells Fargo	LLS	2,000 BBL	$91.65	1 Jan 15 – 31 Dec 15
Swap	Shell Trading US	LLS	5,000 BBL	$98.05	1 Jan 15 – 30 Jun 15
Swap	Shell Trading US	LLS	3,000 BBL	$94.10	1 Jul 15 – 31 Dec 15
Swap	Wells Fargo	WTI	2,000 BBL	$95.08	1 Jan 15 – 31 Dec 15
Swap	Wells Fargo	LLS	2,000 BBL	$97.74	1 Jan 15 – 31 Dec 15
Swap	Shell Trading US	LLS	5,000 BBL	$100.70	1 Jan 15 – 30 Jun 15
Swap	Shell Trading US	LLS	5,000 BBL	$94.10	1 Jan 16 – 31 Dec 16
Swap	Shell Trading US	HH	20,000 MCF	$4.14	1 Jan 15 – 31 Dec 15

- 98 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 33 — FINANCIAL RISK MANAGEMENT continued b) Net Fair Value of Financial Assets and Liabilities The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value. The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles. Other than the Junior Credit Facility, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group. c) Credit Risk Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties. The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. Receivable balances are monitored on an ongoing basis at the individual customer level. At 31 December 2014, the Group had three customers that owed the Group more than $1.0 million each and accounted for approximately 75% of total accrued revenue receivables. There was one customer with balances greater than $5.0 million accounting for approximately 56% of total accrued revenue receivables. For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables. d) Liquidity Risk Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. As at 31 December 2014, based on the current borrowing based, the Group had $15.0 million of undrawn borrowing facilities. - 99 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 33 — FINANCIAL RISK MANAGEMENT continued The Company has the following commitments related to its financial liabilities (US$’000): Less than 1 1 — 5 More than Year ended 31 December 2014 Total year years 5 years Trade and other payable 46,861 46,861 - - Accrued expenses 72,333 72,333 - - Derivative financial liabilities 130 130 Credit facilities payments, including interest 147,994 5,502 142,492 - Total 267,318 124,826 142,492 - Less than 1 1 — 5 More than Year ended 31 December 2013 Total year years 5 years Trade and other payable 62,811 62,811 - - Accrued expenses 66,273 66,273 - - Derivative financial liabilities 366 335 31 - Credit facilities payments, including interest 37,037 1,600 35,437 - Total 166,487 131,019 35,468 - e) Market Risk Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments. Commodity Price Risk The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil and gas products it produce. Commodity Price Risk Sensitivity Analysis The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments. The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore adjusted to fair value through profit and loss. The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively. - 100 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 33 — FINANCIAL RISK MANAGEMENT continued 2014 2013 Year ended 31 December US$’000 US$’000 Effect on profit before tax Increase / (Decrease) Oil • improvement in US$ oil price of $10 per barrel (2,400) (2,351) • decline in US$ oil price of $10 per barrel 3,041 1,477 Gas • improvement in US$ gas price of $0.50 per mcf (120) (124) • decline in US$ gas price of $0.50 per mcf 120 180 Interest Rate Risk Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. Interest Rate Sensitivity Analysis Based on the net debt position as at 31 December 2014 and 2013, taking into account interest rate swaps, with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate. The impact on equity is the same as the impact on profit before tax. 2014 2013 Year ended 31 December US$’000 US$’000 Effect on profit before tax Increase / (Decrease) • increase in interest rates + 2% (906) (177) • decrease in interest rates - 2% 184 - This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change. - 101 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 34 — PARENT COMPANY INFORMATION 2014 2013 Year ended 31 December US$’000 US$’000 Parent Entity Assets Current assets 9,108 1,962 Investment in subsidiaries 159,606 173,633 Deferred tax assets 3,998 2,303 Related party note receivable 112,481 40,537 Total assets 285,193 218,435 Liabilities Current liabilities 34 425 Total Liabilities 34 425 Total net assets 285,159 218,010 Equity Issued capital 306,853 237,008 Share options reserve 386 386 Foreign currency translation (30,539) (20,509) Retained earnings (loss) 8,459 1,125 Total equity 285,159 218,010 Financial Performance Profit/(loss) for the year 7,334 275 Other comprehensive income (10,030) (31,307) Total profit or loss and other comprehensive income (2,696) (31,032) - 102 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 35 — DEED OF CROSS GUARANTEE Pursuant to Class Order 98/1418, the wholly-owned subsidiary, Armadillo Petroleum Limited (“APL”), is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of its financial reports. As a condition of the Class Order, SEAL and APL (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”). The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001. APL has also given a similar guarantee in the event that SEAL is wound up. Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group: 2014 2013 Year ended 31 December US$’000 US$’000 Profit / (loss) before income tax 7,764 (1,497) Income tax (expense)/benefit (324) 1,780 Profit attributable to members of SEAL 7,440 283 Total comprehensive loss attributable to members of SEAL (2,813) (18,924) Retained earnings at 1 January 1,132 849 Retained earnings at 31 December 8,572 1,132 - 103 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 35 — DEED OF CROSS GUARANTEE continued Set out below is a condensed consolidated statement of financial position of the Closed Group: 2014 2013 Year ended 31 December US$’000 US$’000 Current assets Cash and cash equivalents 11,506 1,558 Other current assets 185 2,200 Total current assets 11,691 3,758 Non-current assets Exploration and evaluation expenditure 45 170 Related party note receivable 112,481 40,537 Deferred tax assets 3,998 2,303 Investment in subsidiaries 158,047 171,937 Total non-current assets 274,571 214,947 Total assets 286,262 218,705 Current liabilities Trade and other payables 988 176 Accrued expenses 13 302 Total current liabilities 1,001 478 Non-current liabilities Deferred tax liabilities 3 4 Total non-current liabilities 3 4 Total liabilities 1,004 482 Net assets 285,258 218,223 Equity Issued capital 306,853 237,008 Share option reserve 386 386 Foreign currency translation (30,553) (20,303) Retained earnings 8,572 1,132 Total equity 285,258 218,223 - 104 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 36 — EVENTS AFTER THE BALANCE SHEET DATE Subsequent to 31 December 2014, an additional $13.9 million was drawn-down the credit facilities, bringing total outstanding debt to $143.9 million, with undrawn funds of $1.1 million. In January 2015, the company acquired three leases totalling approximately 14,180 net acres in the Eagle Ford for approximately $13.4 million. - 105 -

Directors’ Declaration The Directors of the Group declare that: 1 the Financial Statements and Notes as set out on pages 54 to 105 are in accordance with the Corporations Act 2001 and: a) comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and b) give a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of the performance for the financial year ended on that date; 2 the Chief Executive Officer and Chief Financial Officer have declared that: a) the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001; b) the financial statements and notes for the financial period comply with the Accounting Standards; and c) the financial statements and notes give a true and fair view; 3 in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the Board of Directors.  Michael Hannell Chairman Adelaide Dated this 31st day of March 2015 - 106 -

Ernst & Young 680 George Street Tel: +61 2 9248 5555 Sydney NSW 2000 Australia Fax: +61 2 9248 5959 EY GPO Box 2646 ey.com/au Sydney NSW 2001 Building a better working world Independent auditor’s report to the members of Sundance Energy Australia Limited Report on the financial report We have audited the accompanying financial report of Sundance Energy Australia Limited, which comprises the consolidated statement of financial position as at 31 December 2014 the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company Sundance Energy Australia Limited and the entities it controlled at the year’s end or from time to time during the financial year. Directors’ responsibility for the financial report The directors of the company Sundance Energy Australia Limited are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Independence In conducting our audit we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation - 107 -

EY Building a better working world Opinion In our opinion: a. the financial report of Sundance Energy Australia is in accordance with the Corporations Act 2001, including: i giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the year ended on that date; and ii complying with Australian Accounting Standards and the Corporations Regulations 2001; and b. the financial report also complies with International Financial Reporting Standards issued by the IASB as disclosed in Note 1. Report on the remuneration report We have audited the Remuneration Report included in pages 28 to 43 of the directors’ report for the year ended 31 December 2014. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. Opinion In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2014, complies with section 300A of the Corporations Act 2001. Ernst & Young Ernst & Young Michael Elliott Partner Sydney 31 March 2015 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation - 108 -

Additional Information compiled as at 12 March 2015

Shareholding

Substantial Shareholders

The names of the substantial shareholders in the Company, the number of equity securities to which each substantial shareholder and substantial holder's associates have a relevant interest, as disclosed in substantial holding notices given to the Company:

Name	No of Ordinary Shares	%
IOOF HOLDINGS LIMITED	37,133,802	6.76
ACORN CAPITAL LIMITED	31,491,213	5.73

Distribution of Equity Securities

Size of Holding

Range	Total Holders	Units	% Issued Capital	Unlisted Options	Unlisted RSUs
1-1,000	673	305,667	0.06	-	1
1,001-5,000	1,196	3,651,522	0.66	-	12
5,001-10,000	723	5,828,311	1.06	-	10
10,001-100,000	1,344	43,133,168	7.85	1	20
100,001-9,999,999	240	496,432,559	90.37	3	10
Total	4,176	549,351,227	100.00	4	53

There are 525 shareholders with less than a marketable parcel of shares.

Voting Rights

Fully paid ordinary shares

At meetings of members or classes of members:

a) Each member entitled to vote may vote in person or by proxy, attorney or representative;

b) on a show of hands, every person present who is a member or proxy, attorney or representative of a member has one vote; and,

c) on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

   i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share; and,

   ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited) subject to any rights or restrictions attached to any shares or class or classes of shares.

Unlisted options and unvested RSUs

No voting rights.

- 109 -

Twenty largest holders of fully paid Ordinary Shares

Rank	Name	Units	% Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	95,979,708	17.47
2	NATIONAL NOMINEES LIMITED	79,135,550	14.41
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	77,105,579	14.04
4	CITICORP NOMINEES PTY LIMITED	43,178,917	7.86
5	GAFFWICK PTY LTD	19,500,000	3.55
6	PROVIDENT MINERALS PTE LTD	18,292,076	3.33
7	BNP PARIBAS NOMS PTY LTD	13,478,209	2.45
8	ZERO NOMINEES PTY LTD	13,204,678	2.40
9	WILLIAM TAYLOR NOMINEES PTY LTD	8,919,194	1.62
10	CITICORP NOMINEES PTY LIMITED	8,405,435	1.53
11	MR JAMES DAVID TAYLOR + MRS MARION AMY TAYLOR	4,830,077	0.88
12	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,741,930	0.86
13	GAFFWICK PTY LTD	3,500,000	0.64
14	MR MARCUS JAMES TAYLOR	3,116,367	0.57
15	CS FOURTH NOMINEES PTY LTD	2,818,710	0.51
16	NAVIGATOR AUSTRALIA LTD	2,792,184	0.51
17	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	2,747,094	0.50
18	RBC INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	2,695,500	0.49
19	BRESRIM NOMINEES PTY LTD	2,541,128	0.46
20	ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD	2,498,771	0.45
	Total	**409,481,107**	**74.54**

Stock Exchange on which the Company's Securities are quoted

The Company's listed equity securities are quoted on the Australian Securities Exchange, under Ticker "SEA".

Petroleum Exploration Licenses

As the Company is a petroleum exploration Company, below is a list of its interests in petroleum exploration licences granted, where the licences are situated and the percentage interest held.

Exploration & Development Assets

	ACREAGE		Prospect
U.S. Leases	**Gross**	**Net**	**Ownership %**
Eagle Ford	31,079	33,283	65-95
Greater Anadarko	66,177	35,034	50-100
US Grand Total	97,256	68,317	

On Market Buy-back

There is currently no on-market buy-back.

- 110 -

Sundance Energy Australia Limited ABN 76 112 202 883 Directors Michael D. Hannell — Chairman Eric McCrady — Managing Director and CEO Damien A. Hannes— Non-Executive Director Neville W. Martin — Non-Executive Director Weldon Holcombe — Non-Executive Director Company Secretary Damien Connor Registered Office 32 Beulah Road Norwood SA 5067 Phone: (61 8) 8363 0388 Fax: (61 8) 8132 0766 Website: www.sundanceenergy.com.au Corporate Headquarters Sundance Energy, Inc. 633 17th Street, Suite 1950 Denver, CO 80202 USA Phone: (303) 543-5700 Fax: (303) 543-5701 Website: www.sundanceenergy.net Auditors Ernst & Young Ernst & Young Centre 680 George Street Sydney NSW 2000 Australian Legal Advisors Baker & McKenzie Level 27, AMP Centre 50 Bridge Street Sydney, NSW 2000 Australia Bankers National Australia Bank Limited — Australia Wells Fargo — United States Share Registry Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street Adelaide SA 5000 Securities Exchange Listing Australian Securities Exchange (ASX) ASX Code: SEA Forward-Looking Statements This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Competent Persons Statement This report contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta, Canada and is qualified in accordance with ASX Listing Rule 5.11 and has consented to the inclusion of this information in the form and context in which it appears. DESIGN BY: Mark Mulvany Graphic Design (Denver, CO) PHOTOGRAPHY BY: Michael McConnell Photography (Denver, CO)

SUNDANCE energy www.sundanceenergy.net www.sundanceenergy.com.au